BUILDING
ON OUR STRENGTHS
AND VALUES

QUARTERLY REPORT 2 FOR THE 3-MONTH
AND 6-MONTH PERIODS ENDED JUNE 30, 2013
Table of contents
Financial summary    3
Business drivers    5
Financial overview    7
Business highlights    8
Supplemental information
on non-IFRS measures    12
Financial results
for the 3-month periods
ended June 30, 2013
and 2012    14
Financial results
for the 6-month periods
ended June 30, 2013
and 2012    15
Business segment review    20
Other items analysis    28
Liquidity and
capital resources    29
Consolidated financial position
as at June 30, 2013
and December 31, 2012    31
Near-term outlook    32
Unaudited condensed
interim consolidated
financial statements 42
FORWARD-LOOKING STATEMENTS AND SUPPLEMENTAL INFORMATION ON NON-IFRS MEASURES
The following is the quarterly financial report and management’s discussion and analysis (“MD&A”) of the operating results and financial position of Cascades Inc. (“Cascades” or “the Corporation”), and should be read in conjunction with the Corporation’s condensed unaudited interim consolidated financial statements and accompanying notes for the three-month and six-month periods ended June 30, 2013 and 2012, and with the most recent audited consolidated financial statements. Information contained herein includes any significant developments as at August 7, 2013, the date on which the MD&A was approved by the Corporation’s Board of Directors. For additional information, readers are referred to the Corporation’s Annual Information Form (“AIF”), which is published separately. Additional information relating to the Corporation is also available on SEDAR at www.sedar.com.
This MD&A is intended to provide readers with the information that management believes is required to gain an understanding of Cascades’ current results and to assess the Corporation’s future prospects. Accordingly, certain statements herein, including statements regarding future results and performance, are forward-looking statements within the meaning of securities legislation, based on current expectations. The accuracy of such statements is subject to a number of risks, uncertainties and assumptions that may cause actual results to differ materially from those projected, including, but not limited to, the effect of general economic conditions, decreases in demand for the Corporation’s products, the prices and availability of raw materials, changes in the relative values of certain currencies, fluctuations in selling prices and adverse changes in general market and industry conditions. This MD&A also includes price indices, as well as variance and sensitivity analysis that are intended to provide the reader with a better understanding of the trends related to our business activities. These items are based on the best estimates available to the Corporation.
The financial information contained herein, including tabular amounts, is expressed in Canadian dollars unless otherwise specified, and is prepared in accordance with International Financial Reporting Standards (IFRS). Unless otherwise indicated or if required by the context, the terms “we”, “our” and “us” refer to Cascades Inc. and all of its subsidiaries and joint ventures. The financial information included in this analysis also contains certain data that are not measures of performance under IFRS (“non-IFRS measures”). For example, the Corporation uses operating income before depreciation and amortization or operating income before depreciation and amortization excluding specific items (OIBD or OIBD excluding specific items) because it is the measure used by management to assess the operating and financial performance of the Corporation’s operating segments. Moreover, we believe that OIBD is a measure often used by investors to assess a Corporation’s operating performance and its ability to meet debt service requirements. OIBD has limitations as an analytical tool, and it should not be considered in isolation, or as a substitute for an analysis of our results as reported under IFRS. These limitations include the following:
OIBD excludes certain income tax payments that may represent a reduction in cash available to us.
OIBD does not reflect our cash expenditures, or future requirements, for capital expenditures or contractual commitments.
OIBD does not reflect changes in, or cash requirements for, our working capital needs.
OIBD does not reflect the significant interest expense, or the cash requirements necessary to service interest or principal payments on our debt.

Although depreciation and amortization expenses are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and OIBD does not reflect any cash requirements for such replacements.
The specific items excluded from OIBD, operating income, net earnings (loss) and cash flow from operations mainly include charges for impairment of assets, charges for facility or machine closures, gain or loss on sale or acquisition of business units, accelerated depreciation and amortization due to restructuring measures and unrealized gain or loss on financial instruments that do not qualify for hedge accounting. Although we consider these items to be non-recurring and less relevant to evaluating our performance, some of them will continue to take place and will reduce the cash available to us.
Because of these limitations, OIBD should not be used as a substitute for net earnings or cash flows from operating activities as determined in accordance with IFRS, nor is it necessarily indicative of whether or not cash flow will be sufficient to fund our cash requirements. In addition, our definitions of OIBD may differ from those of other companies. Any such modification or reformulation may be significant. A reconciliation of OIBD to net earnings (loss) from continuing operations and to net cash provided by (used in) operating activities, which we believe to be the closest IFRS performance and liquidity measure to OIBD, is set forth in the “Supplemental Information on Non-IFRS Measures” section.
TO OUR SHAREHOLDERS
CASCADES REPORTS SECOND QUARTER RESULTS

FINANCIAL HIGHLIGHTS
Sales of $982 million (compared to $914 million in Q1 2013 (+7%) and $944 million in Q2 2012 (+4%))
Excluding specific items
• EBITDA of $83 million (compared to $68 million in Q1 2013 (+22%) and $84 million in Q2 2012 (-1%))
• Net earnings per share of $0.09 (compared to a net loss of $0.04 in Q1-2013 and net earnings of $0.05 in Q2 2012)2
Including specific items
• EBITDA of $82 million (compared to $64 million in Q1 2013 (+28%) and $77 million in Q2 2012 (+7%))
• Net earnings per share of $0.03 (compared to a net loss of $0.09 in Q1 2013 and net earnings of $0.05 in Q2 2012)2
Net debt of $1,675 million (compared to $1,581 million as at March 31, 2013), including $134 million of non-recourse net debt
Construction completed on schedule and successful production start-up of the Greenpac containerboard mill

FINANCIAL SUMMARY
SEGMENTED OIBD EXCLUDING SPECIFIC ITEMS1

(in millions of Canadian dollars)	Q2 2013	Q2 2012	Q1 2013
Packaging Products
Containerboard	33	23	25
Boxboard Europe	10	11	11
Specialty Products	16	15	11
Tissue Papers	33	39	29
Corporate Activities	(9)	(4)	(8)
OIBD excluding specific items	83	84	68

Note 1 - Refer to the section “Supplemental information on non-IFRS measures”.
Note 2 - 2012 figures have been restated to comply with IAS19 standard - Employee benefits.

SELECTED CONSOLIDATED INFORMATION

(in millions of Canadian dollars, except amounts per share)	Q2 2013	Q2 2012	Q1 2013
Sales	982	944	914
Excluding specific items[1]
Operating income before depreciation and amortization (OIBD or EBITDA)	83	84	68
Operating income	39	37	24
Net earnings (loss)[2]	8	5	(4)
per common share[2]	$0.09	$0.05	$(0.04)
Cash flow from continuing operations (adjusted)	41	40	46
Margin (OIBD or EBITDA)	8.5%	8.9%	7.4%
As reported
Operating income before depreciation and amortization (OIBD or EBITDA)	82	77	64
Operating income	38	29	20
Net earnings (loss)[2]	2	5	(8)
per common share[2]	$0.03	$0.05	$(0.09)
Cash flow from continuing operations (adjusted)	41	37	46

Note 1 - Refer to the section “Supplemental information on non-IFRS measures”.
Note 2 - 2012 figures have been restated to comply with IAS19 standard - Employee benefits.

As anticipated, our performance was better than what we achieved during the first quarter and represents a significant sequential rebound as all our North American segments delivered better results. In addition to the positive impact of higher selling prices, the Containerboard sector continued to increase its manufacturing utilization rate and sales volumes. However, the demand for converted products in Canada remained weak during the quarter. The Tissue Papers sector also increased its contribution and continued to achieve successful inroads, particularly in the U.S. The Specialty Products Group significantly increased its EBITDA contribution compared to the previous quarter. Only the Boxboard Europe sector showed slightly lower results due to higher raw material costs. The weakening of the Canadian dollar positively contributed to our results in general but also resulted in higher financial leverage. As for the recycled fibre market, it remained relatively stable despite the Greenpac start-up as we successfully executed our sourcing strategy.

MARIO PLOURDE
President and Chief Executive Officer

BUSINESS DRIVERS
Cascades’ results are impacted by the U.S. dollar and Euro fluctuations against the Canadian dollar, as well as by energy prices.
EXCHANGE RATES
In the second quarter of 2013, the Canadian currency lost 1% against the U.S. dollar and remained stable against the Euro compared to the previous quarter. The average value of the Canadian dollar was 1% and 3% lower against its U.S. counterpart and the Euro respectively than during the same period last year.

ENERGY COSTS
As for energy costs, natural gas spot prices continued to increase and have been 23% higher than during the first quarter of 2013. Compared to the second quarter of 2012, prices have averaged 84% more.
The price of crude oil decreased by 1% during the second quarter. It was 8% lower in Q2 2013 than during the same period last year.

MANUFACTURING SELLING PRICES
AND RAW MATERIAL COSTS
On the selling price front for our manufacturing operations, Cascades’ North American price index in U.S. dollars increased slightly during the second quarter of 2013 compared to the previous quarter. Prices increased in all our sectors, except for a 5% decrease in the Specialty Products sector. Year over year, the price index was 6% higher. The increase in the price of containerboard contributed significantly to that growth. On the boxboard front in North America, realized prices were lower.
In Europe, prices have increased by approximately 1% in Canadian dollar terms compared to the previous quarter due to the strengthening of the Euro against our reporting currency.
Our North American raw material index for the second quarter of 2013 decreased by 1% compared to the previous quarter. The decrease in average costs for recycled white paper grades surpassed the increase in average costs for both recycled groundwood papers and OCC. Compared to the same period last year however, the costs for recycled brown papers and white papers were lower by 14% and 6% respectively.
The result is a wider average manufacturing spread in U.S. dollars between the selling price index for our manufacturing operations and our raw material index which increased by 4% compared to the first quarter of 2013 (+6% in Canadian dollar). In comparison to Q2 2012, the spread in U.S. dollars was 12% higher (+14% in Canadian dollars).

1 The Cascades North American selling prices index represents an approximation of the Corporation’s manufacturing selling prices in North America. It is weighted according to shipments and is based on the average selling price of our North American manufacturing operations of boxboard, containerboard, specialty products and tissue paper. It considers the change in the mix of products sold. This index should only be used as a trend indicator.
2 The Cascades North American raw materials index is based on publication prices and the average weighted cost paid for some of our manufacturing raw materials, namely recycled fibre, virgin pulp and woodchips, in North America. It is weighted according to purchase volume (in short tons). This index should only be used as a trend indicator, as it may differ from our actual manufacturing purchasing costs and our purchase mix.

	2011					2012	2013			Q2 2013 over Q2 2012		Q2 2013 over Q1 2013
These indexes should only be used as indicator of trends and they be different than our actual selling prices or purchasing costs.		Q1	Q2	Q3	Q4		Q1	Q2		(units)	(%)	(units)	(%)
Selling prices (average)
Cascades North American US$ index (index 2005 = 1,000)[1]	1,256	1,271	1,227	1,233	1,261	1,248	1,263	1,298	1,280	71	6%	36	3%
PACKAGING PRODUCTS
Boxboard
North America (US$/ton)
Recycled boxboard - 20pt. clay coated news (transaction)	909	920	913	887	880	900	880	912	896	-2	-%	32	4%
Europe (Euro/tonne)
Recycled white-lined chipboard (GD2) index[2]	710	698	677	677	669	680	656	656	656	-21	-3%	-	-%
Virgin coated duplex boxboard (GC2) index[3]	1,153	1,141	1,118	1,118	1,106	1,121	1,086	1,086	1,086	-32	-3%	-	-%
Containerboard (US$/ton)
Linerboard 42-lb. unbleached kraft, East U.S. (transaction)	640	640	640	657	690	657	690	740	715	100	16%	50	7%
Corrugating medium 26-lb. semichemical, East U.S. (transaction)	610	610	610	627	660	627	660	710	685	100	16%	50	8%
Specialty Products (US$/ton, tonne for deinked pulp)
Recycled boxboard - 20pt. bending chip (transaction)	670	670	670	657	650	662	653	665	659	-5	-1%	12	2%
Deinked pulp (f.o.b; U.S. air-dried & wet-lap, post-consumer)	763	663	675	713	715	692	740	755	748	80	12%	15	2%
Unbleached kraft paper, grocery bag 30-lb.	1,095	1,110	1,110	1,110	1,110	1,110	1,118	1,135	1,127	25	2%	17	1%
Uncoated white 50-lb. offset, rolls	940	923	920	920	907	918	898	870	884	-50	-5%	-28	-3%
TISSUE PAPERS
Cascades Tissue Papers (index 1999 = 1,000)[4]	1,669	1,654	1,647	1,651	1,642	1,649	1,619	1,598	1,609	-49	-3%	-21	-1%
Raw materials (average)
Cascades North American US$ index (index 2005 = 300)[5]	472	386	382	367	340	369	353	348	350	-34	-9%	-5	-1%
RECYCLED PAPER
North America (US$/ton)
Corrugated containers, no. 11 (New England)	174	152	151	125	116	136	128	136	132	-15	-10%	8	6%
Special news, no. 8 (ONP - Chicago & NY average)	126	85	90	70	60	76	67	65	66	-25	-27%	-2	-3%
Sorted office papers, no. 37 (SOP - Chicago & NY average)	233	145	151	170	151	154	150	138	144	-14	-9%	-12	-8%
Europe (Euro/tonne)
Recovered paper index[6]	140	113	118	102	111	111	111	119	115	1	1%	7	7%
VIRGIN PULP (US$/tonne)
Northern Bleached softwood kraft, East U.S.	978	873	900	853	863	873	898	937	917	37	4%	39	4%
Northern Bleached hardwood kraft mixed, East U.S.	808	714	778	763	744	750	791	853	822	76	10%	63	8%
WOODCHIPS – Conifer Eastern Canada (US$/odmt)	127	130	121	120	120	123	110	107	109	-14	-12%	-3	-3%
Sources: RISI, Random Lengths, Dow Jones and Cascades.

1     See note 1 on page 5.

2	The Cascades recycled white-lined chipboard selling prices index represents an approximation of Cascades’ recycled grade selling prices in Europe. It is weighted by country.

3	The Cascades virgin coated duplex boxboard selling prices index represents an approximation of Cascades’ virgin grade selling prices in Europe. It is weighted by country.

4	The Cascades tissue paper selling prices index represents a mix of primary and converted products, and is based on the product mix at the end of 2006.

5	See note 2 on page 5.

6
The Cascades recovered paper index represents an approximation of Cascades’ recovered paper purchase prices in Europe. It is weighted by country based on the recycled fibre supply mix of 2009 and has been reset as of January 1, 2013.

MANAGEMENT’S DISCUSSION & ANALYSIS
Financial Overview
IN 2012
The Corporation posted a 33% increase in its OIBD excluding specific items, compared to 2011, even though we encountered many challenges over which we did not have control. We faced challenging business conditions due to high competitiveness in all the markets in which our various groups are involved. This has led to a general decline in our average selling prices, specifically for our boxboard operations in Europe. However, we benefited from a significant decrease in our raw materials costs that allowed us to add $115 million to our OIBD. Indeed, after historical heights for recycled fibre prices during the third quarter of 2011, they declined by 21% in the year. We also started implementing an increase of US$50/s.t. to our selling price in our Containerboard operations during the fourth quarter. Finally, actions taken during the year in accordance with our strategic plan should increase our profitability in the near term (see the “Business Highlights’’ section on page 8 for more details).

IN 2013
In the first half of 2013, we were able to benefit from lower raw materials costs, higher volumes shipped as well as a positive impact on the exchange rate resulting from the depreciation of the Canadian dollar against both the U.S. dollar and the Euro. We also benefited from a significant increase of profitability in our containerboard activities. On the other hand, business conditions remained challenging and had a negative impact on our average selling prices especially within our Boxboard Europe Group activities compared to the second quarter of 2012.
For the 3-month period ended June 30, 2013, the Corporation posted net earnings of $2 million, or $0.03 per share, compared to net earnings of $5 million, or $0.05 per share in the same period of 2012. Excluding specific items, which are discussed in detail on pages 16 to 19, we posted net earnings of $8 million or $0.09 per share during the period, compared to net earnings of $5 million or $0.05 per share in the same period of 2012. Sales during the period increased by $38 million, or 4%, to reach $982 million, compared to $944 million in the same period of 2012. The Corporation recorded an operating income of $38 million during the period, compared to $29 million in the same period of 2012. Excluding specific items, operating income increased by $2 million to reach $39 million during the period, compared to $37 million in the same period of 2012 (see “Supplemental Information on Non-IFRS Measures” section for reconciliation of these amounts).
For the 6-month periods ended June 30, 2013, the Corporation posted a net loss of $6 million, or $0.06 per share, compared to net earnings of $8 million, or $0.08 per share in the same period of 2012. Excluding specific items, which are discussed in detail on pages 16 to 19, we posted net earnings of $4 million or $0.05 per share during the period, compared to net earnings of $6 million or $0.06 per share in the same period of 2012. Sales during the period increased by $61 million, or 3%, to reach $1,896 million, compared to $1,835 million in the same period of 2012.The Corporation recorded an operating income of $58 million during the period, compared to the same amount in the same period of 2012. Excluding specific items, operating income stood at $63 million for both periods (see “Supplemental Information on Non-IFRS Measures” section for reconciliation of these amounts).

Business Highlights
In 2012, the Corporation completed several transactions (closure or acquisition of certain operating units) and announced other restructuring measures and investments in order to optimize its asset base and streamline its cost structure.
The following transactions and announcements that occurred in 2012 should be taken into consideration when reviewing the overall or segmented analysis of the Corporation’s results:
BUSINESS ACQUISITIONS, CLOSURES, RESTRUCTURING AND DISPOSALS
2012
CONTAINERBOARD GROUP
On April 1, the Corporation acquired Bird Packaging Limited’s converting and warehousing facilities located in Guelph, Kitchener and Windsor, in Ontario.
On April 25, the Corporation announced, as part of a restructuring plan and concurrent investments of $30 million, the permanent closure of three converting corrugated products plants, in Mississauga, North York and Peterborough, Ontario.
On September 5, the Corporation announced, as part of a restructuring plan and concurrent investments of $22 million, the closure of its folding carton plant located in Lachute, Québec. The plant was closed at the beginning of the second quarter of 2013.

SPECIALTY PRODUCTS GROUP
On February 22, the Corporation announced the permanent closure of its honeycomb packaging facility located in Toronto, Ontario.

TISSUE PAPERS GROUP
On August 13, the Corporation announced the permanent closure of one of its Scarborough converting plant (McNicoll Street) in Toronto, Ontario.
SIGNIFICANT FACTS AND DEVELOPMENTS
i. In the fourth quarter of 2012, our containerboard activities started implementing price increases for its manufacturing and converting products. These price increases were gradually implemented at the end of 2012 and during the first quarter of 2013. The 2013 results of this segment should benefit from the full impact of these price increases.
ii. In April 2013, our Containerboard activities announced price increases of US$50 per ton for its manufacturing products and of 10% for its converting products. These price increases were gradually implemented starting in May 2013. With regards to our North America boxboard activities, an announcement was made recently of price hikes on coated recycled paperboard (CRB) and solid bleached sulfate (SBS) of US$40 and US$50, respectively. Also, our European recycled boxboard activities, Reno de Medici (RdM), announced price increases of €50 per ton that will be implemented starting in the third quarter of 2013. All of these price increases will be gradually implemented and will impact our results during the course of the second half of 2013.
iii. Since 2010, the Corporation has invested US$111 million ($111 million) (US$12 million ($12 million) in the second quarter of 2013) (including a bridge loan of US$15 million ($15 million)) in Greenpac Mill LLC (Greenpac) in relation to the construction of a recycled containerboard mill in New York State, (U.S.A.), in partnership with third parties. The initial estimated cost of the Greenpac mill was US$430 million. The facility was built on the property located adjacent to the existing containerboard mill in Niagara Falls, NY. This state-of-the-art mill has created 118 jobs in the region. Considered as the most advanced in its category in North America, Greenpac produces a lightweight linerboard, made of 100-per-cent-recycled fibre, on a 328-inch machine (8.33 metres), with an annual production capacity of 540,000 short tons. In July 2013, the mill manufactured its first roll of lightweight linerboard. Financing for the project was finalized in June 2011 and the Corporation’s interest in the project is 59.7%. Except for the bridge loan, this investment is accounted for using the equity method. The Corporation has entered into agreements to guarantee certain obligations in relation to the construction of the mill. The Corporation has guaranteed cost overruns relating to (i) remedial work at the Niagara Falls site, necessary to prepare the construction site, to the extent that such costs exceed the budgeted costs and funded contingency reserve of $10 million; and (ii) construction costs in excess of the budgeted construction costs. In 2012, the Corporation granted US$12 million

($12 million) in letters of credit regarding these obligations. At this time, the final costs of the project will be determined at the end of the ramp-up period but we are estimating additional costs of approximately 7% over the initial project cost. Accordingly, it is expected that the letters of credit will be drawn upon. The excess of the initial estimate of $430 million will be supported by the equity partners through the letters of credit and additional funding if required. In August, the Corporation filed a lawsuit against the former owner of the land where the Greenpac mill has been built for compensatory damages in relation to additional costs incurred to remediate contaminated soil.
iv. In 2010, The Corporation entered into a put and call agreement with Industria E Innovazione (“Industria”) whereby it had the option to buy 9.07% (100% of the shares held by Industria) of the shares of Reno de Medici (RdM) for €0.43 per share between March 1, 2011 and December 31, 2012. Industria also had the option of requiring the Corporation to purchase its shares for €0.41 per share between January 1, 2013 and March 31, 2014. As the put option held by Industria became effective on January 1, 2013 and the Corporation expected it would be exercised after the first quarter of 2013, an obligation in the amount of €14 million ($18 million) was recorded by the Corporation as at March 31, 2013. Consequently, the non-controlling interest has been adjusted by 9.07% effective January 1, 2013, to 42.39%. Industria did raise the put option in the second quarter of 2013, resulting in a cash payment for the Corporation of €14 million ($19 million). Our share in the equity of RdM, as at June 30, 2013, stands at 57.61%.
v. On May 9th, 2013, Mr. Mario Plourde was appointed as the new President and Chief Executive Officer (“CEO”) of the Corporation, following a two-year transition as Chief Operating Officer.
NEW IFRS ADOPTED IN 2013
IAS 19 — EMPLOYEE BENEFITS
IAS 19 has been amended and includes significant changes to the recognition and measurement of the defined benefit pension expense and termination benefits and enhances the disclosure of all employee benefits. As such, the Corporation retroactively restated its 2012 consolidated financial statements (for more details, see Note 3 of the unaudited condensed interim consolidated financial statements). It is worth nothing that it is a non-cash adjustment and does not affect the Corporation’s financial ratios related to its various credit agreements.

The following table summarizes the changes to the statement of earnings per quarter for 2012:

(in millions of Canadian dollars, unless otherwised noted)	Q1 2012	Q2 2012	Q3 2012	Q4 2012	2012
Increase in interest expense on employee future benefits	4	3	4	4	15
Related income tax recovery	(1)	(1)	(1)	(1)	(4)
Net loss impact	(3)	(2)	(3)	(3)	(11)
Net earnings (loss) attributable to Shareholders for the period as reported in 2012	6	7	5	(29)	(11)
Net earnings (loss) per share as reported (basic and diluted, in dollars)	$0.06	$0.08	$0.05	$(0.300)	$(0.110)
Restated net earnings (loss) attributable to Shareholders for the period	3	5	2	(32)	(22)
Restated net earnings (loss) per share (basic and diluted, in dollars)	$0.03	$0.05	$0.02	$(0.330)	$(0.230)

KEY PERFORMANCE INDICATORS
In order to achieve our long-term objectives while also monitoring our action plan, we use several key performance indicators, including the following:

					2011					2012	2013
	Q1	Q2	Q3	Q4	TOTAL	Q1	Q2	Q3	Q4	TOTAL	Q1	Q2	TOTAL
OPERATIONAL
Total shipments (in ‘000 of s.t.) [1]
Packaging Products
Containerboard	383	352	328	309	1,372	302	297	298	293	1,190	296	324	620
Boxboard Europe [2]	57	318	269	253	897	277	285	261	281	1,104	299	301	600
Specialty Products [3]	97	98	95	87	377	98	97	99	91	385	94	94	188
	537	768	692	649	2,646	677	679	658	665	2,679	689	719	1,408
Tissue Papers [4]	124	134	130	125	513	130	146	147	141	564	142	150	292
Total	661	902	822	774	3,159	807	825	805	806	3,243	831	869	1,700
Integration rate
Containerboard (North America)	53%	53%	55%	52%	53%	56%	57%	59%	58%	57%	56%	51%	53%
Tissue Papers	58%	57%	58%	69%	60%	72%	68%	68%	69%	69%	69%	70%	69%
Manufacturing capacity utilization rate
Packaging Products
Containerboard	92%	89%	89%	93%	91%	88%	85%	86%	86%	86%	87%	90%	89%
Boxboard Europe	93%	94%	86%	84%	88%	92%	95%	86%	93%	92%	99%	99%	99%
Specialty Products (paper only)	80%	79%	78%	69%	77%	78%	77%	79%	72%	77%	76%	76%	76%
Tissue Papers [5]	91%	93%	90%	87%	90%	94%	98%	97%	94%	96%	98%	98%	98%
Total	90%	90%	87%	86%	88%	89%	90%	87%	88%	88%	92%	93%	92%
Energy cons.[6] - GJ/ton	12.64	10.65	10.50	12.90	11.38	11.86	11.18	10.89	11.71	11.41	12.01	10.98	11.48
Work accidents [7] - OSHA frequency rate	4.50	4.70	4.50	4.30	4.50	3.20	3.80	4.60	3.50	3.78	3.10	3.30	3.20
FINANCIAL
Return on assets [8]
Packaging Products
Containerboard	11%	9%	7%	6%	6%	7%	7%	7%	7%	7%	8%	9%	9%
Boxboard Europe	9%	9%	8%	7%	7%	7%	6%	6%	6%	6%	6%	6%	6%
Specialty Products	11%	10%	8%	7%	7%	7%	8%	8%	9%	9%	9%	10%	10%
Tissue Papers	14%	13%	12%	11%	11%	11%	15%	17%	19%	19%	18%	18%	18%
Consolidated return on assets	9.9%	8.7%	7.4%	6.5%	6.5%	7.1%	7.6%	7.5%	8.1%	8.1%	8.0%	8.0%	8.0%
Return on capital employed [9]	3.4%	2.6%	2.1%	1.3%	1.3%	1.9%	2.3%	2.3%	2.8%	2.8%	2.8%	2.9%	2.9%
Working capital [10]
In millions of $, at end of period	526	565	564	510	510	536	549	524	455	455	488	544	544
% of sales [11]	14.9%	14.7%	14.7%	14.8%	14.8%	14.8%	15.0%	14.8%	14.4%	14.4%	14.0%	13.5%	13.5%
1 Shipments do not take into account the elimination of business sector intercompany shipments.
2 Starting in the second quarter of 2011, shipments take into account the full consolidation of RdM.
3 Industrial packaging and specialty papers shipments.
4 Starting in the fourth quarter of 2011, shipments take into account the acquisition of Papersource.
5 Defined as: Manufacturing internal and external shipments/Practical capacity.

6 Average energy consumption for manufacturing mills only, excluding RdM.
7 Excluding RdM, Papersource and Bird Packaging.
8 Return on assets is a non-IFRS measure defined as the last twelve months (“LTM”) OIBD excluding specific items/LTM Average of total assets. It includes or excludes significant business acquisitions and disposals, respectively, of the last twelve months on a pro-forma basis.
9 Return on capital employed is a non-IFRS measure and is defined as the after-tax (30%) amount of the LTM operating income excluding specific items/average LTM Capital employed. Capital employed is defined as the total assets less accounts payable and accrued liabilities. It includes or excludes significant business acquisitions and disposals, respectively, of the last twelve months on a pro-forma basis.
10 Working capital includes accounts receivable (excluding the short-term portion of other assets) plus inventories less accounts payable and accrued liabilities. It includes or excludes significant business acquisitions and disposals, respectively, of the last twelve months on a pro-forma basis.
11 % of sales = Average LTM Working capital/LTM sales. It includes or excludes significant business acquisitions and disposals, respectively, of the last twelve months on a pro-forma basis.
HISTORICAL FINANCIAL INFORMATION

	2011					2012 RESTATED					2013
(In millions of Canadian dollars, unless otherwised noted)	Q1	Q2	Q3	Q4	TOTAL	Q1	Q2	Q3	Q4	TOTAL	Q1	Q2	TOTAL
Sales
Packaging Products
Containerboard	344	333	317	299	1,293	284	300	299	306	1,189	298	335	633
Boxboard Europe	62	256	221	206	745	204	208	181	198	791	212	215	427
Specialty Products	202	219	224	206	851	202	209	197	183	791	189	196	385
Inter-segment sales	(27)	(28)	(27)	(22)	(104)	(18)	(19)	(17)	(14)	(68)	(14)	(17)	(31)
	581	780	735	689	2,785	672	698	660	673	2,703	685	729	1,414
Tissue Papers	199	218	221	233	871	229	255	253	242	979	241	264	505
Inter-segment sales and Corporate activities	(6)	(7)	(9)	(9)	(31)	(10)	(9)	(7)	(11)	(37)	(12)	(11)	(23)
	774	991	947	913	3,625	891	944	906	904	3,645	914	982	1,896
Operating income (loss)
Packaging Products
Containerboard	(4)	4	(1)	(24)	(25)	8	(1)	7	(29)	(15)	11	21	32
Boxboard Europe	3	13	(2)	(4)	10	4	-	(1)	(2)	1	2	1	3
Specialty Products	1	2	2	(17)	(12)	5	8	8	2	23	5	9	14
	-	19	(1)	(45)	(27)	17	7	14	(29)	9	18	31	49
Tissue Papers	-	7	8	37	52	21	26	24	21	92	18	23	41
Corporate activities	(6)	(5)	-	(6)	(17)	(9)	(4)	(2)	(11)	(26)	(16)	(16)	(32)
	(6)	21	7	(14)	8	29	29	36	(19)	75	20	38	58
OIBD excluding specific items [2]
Packaging Products
Containerboard	19	20	27	19	85	21	23	26	25	95	25	33	58
Boxboard Europe	5	17	10	10	42	13	11	7	11	42	11	10	21
Specialty Products	7	12	13	2	34	11	15	15	8	49	11	16	27
	31	49	50	31	161	45	49	48	44	186	47	59	106
Tissue Papers	10	16	18	28	72	33	39	35	31	138	29	33	62
Corporate activities	(4)	(3)	11	(8)	(4)	(6)	(4)	(5)	(5)	(20)	(8)	(9)	(17)
	37	62	79	51	229	72	84	78	70	304	68	83	151
Net earnings (loss)[1]	(8)	122	(20)	5	99	3	5	2	(32)	(22)	(8)	2	(6)
Excluding specific items [2]	1	(9)	(2)	(4)	(14)	1	5	4	(5)	5	(4)	8	4
Net earnings (loss) per share (in dollars)[1]
Basic	$(0.08)	$1.27	$(0.21)	$0.05	$1.03	$0.03	$0.05	$0.02	$(0.33)	$(0.23)	$(0.09)	$0.03	$(0.06)

Basic, excluding specific items [2]	$0.01	$(0.09)	$(0.02)	$(0.04)	$(0.14)	$0.01	$0.05	$0.05	$(0.06)	$0.05	$(0.04)	$0.09	$0.05
Cash flow from operations (adjusted) including discontinued operations [2]	22	14	60	35	131	48	37	42	34	161	46	41	87
Cash flow from discontinued operations (adjusted) [2]	(7)	2	-	-	(5)	-	-	-	-	-	-	-	-
Cash flow from continuing operations (ajusted) 2	15	16	60	35	126	48	37	42	34	161	46	41	87
Excluding specific items	15	17	61	40	133	48	40	44	35	167	46	41	87
Net Debt [3]	1,445	1,298	1,370	1,485	1,485	1,524	1,585	1,542	1,535	1,535	1,581	1,675	1,675
Cascades North American US$ selling price index (2005 index = 1,000) [4]	1,238	1,250	1,267	1,272	1,256	1,271	1,227	1,233	1,261	1,248	1,262	1,298	1,280
Cascades North American US$ raw materials index (2005 index = 300) [4]	471	494	514	409	472	386	382	367	340	369	353	348	350
US$/CAN$	$0.99	$0.97	$0.98	$1.02	$0.99	$1.00	$1.01	$0.99	$0.99	$1.00	$1.01	$1.02	$1.02
EURO€/CAN$	$1.35	$1.39	$1.38	$1.38	$1.38	$1.31	$1.30	$1.25	$1.29	$1.29	$1.33	$1.34	$1.34
Natural Gas Henry Hub — US$/mmBtu	$4.10	$4.31	$4.19	$3.55	$4.04	$2.74	$2.22	$2.81	$3.40	$2.79	$3.34	$4.09	$3.72

Sources: Bloomberg and Cascades.
1 The 2012 figures were restated to comply with IAS19 standard - Employee benefits (please refer to page 9 for more details)
2 See “Supplemental information on non-IFRS measures.”
3 Defined as total debt less cash and cash equivalents.
4 See Notes 1 and 2 on page 5.
SUPPLEMENTAL INFORMATION ON NON-IFRS MEASURES
Net earnings (loss), a performance measure defined by IFRS, is reconciled below with operating income, operating income excluding specific items and operating income before depreciation and amortization excluding specific items:

(in millions of Canadian dollars)	Q2 2013	Q2 2012	Q2 2013 YTD	Q2 2012 YTD
Net earnings (loss) attributable to Shareholders for the period	2	5	(6)	8
Net loss from discontinued operations for the period	–	–	–	2
Net earnings (loss) attributable to non-controlling interest	1	(1)	1	(2)
Share of results of associates and joint ventures	1	(2)	(2)	(4)
Provision for income taxes	–	4	1	4
Foreign exchange loss (gain) on long-term debt and financial instruments	5	(5)	7	(7)
Financing expense and interest on future employee benefits	29	28	57	57
Operating income	38	29	58	58
Specific items:
Loss (gain) on acquisitions, disposals and others	(2)	–	3	(1)
Impairment charges	–	1	–	1
Restructuring costs	–	4	–	4
Unrealized loss on financial instruments	3	2	2	–
Accelerated depreciation due to restructuring measures	–	1	–	1
	1	8	5	5
Operating income - excluding specific items	39	37	63	63
Depreciation and amortization, excluding specific items	44	47	88	93
Operating income before depreciation and amortization - excluding specific items	83	84	151	156

The following table reconciles net earnings (loss) and net earnings (loss) per share with net earnings excluding specific items and net earnings per share excluding specific items:

	NET EARNINGS (LOSS)				NET EARNINGS (LOSS) PER SHARE [1]
(in millions of Canadian dollars, except amount per share)	Q2 2013	Q2 2012	Q2 2013 YTD	Q2 2012 YTD	Q2 2013	Q2 2012	Q2 2013 YTD	Q2 2012 YTD
As per IFRS	2	5	(6)	8	$0.03	$0.05	$(0.06)	$0.08
Specific items :
Loss (gain) on acquisitions, disposals and others	(2)	–	3	(1)	$(0.01)	–	$0.03	$(0.01)
Impairment charges	–	1	–	1	–	$0.01	–	$0.01
Restructuring costs	–	4	–	4	–	$0.03	–	$0.03
Unrealized loss on financial instruments	3	2	2	–	$0.03	$0.01	$0.02	–
Accelerated depreciation and amortization due to restructuring measures	–	1	–	1	–	$0.01	–	$0.01
Foreign exchange loss (gain) on long-term debt and financial instruments	5	(5)	7	(7)	$0.04	$(0.05)	$0.06	$(0.07)
Share of results of associates, joint ventures and non-controlling interest	–	(2)	–	(2)	–	$(0.01)	–	$(0.01)
Included in discontinued operations, net of tax	–	–	–	2	–	–	–	$0.02
Tax effect on specific items and other tax adjustments[1]	–	(1)	(2)	–	–	–	–	–
	6	–	10	(2)	$0.06	–	$0.11	$(0.02)
Excluding specific items	8	5	4	6	$0.09	$0.05	$0.05	$0.06

Specific amounts per share are calculated on an after-tax basis. Per share amounts of line item ‘’Tax effect on specific items and other tax adjustments’’ only include the effect of tax adjustments.

The following table reconciles cash flow provided by operating activities with cash flow from operations (adjusted) excluding specific items:

(in millions of Canadian dollars)	Q2 2013	Q2 2012	Q2 2013 YTD	Q2 2012 YTD
Cash flow provided by operating activities	15	33	37	57
Changes in non-cash working capital components	26	4	50	28
Cash flow (adjusted) from operations	41	37	87	85
Specific items, net of current income tax
Restructuring costs	–	3	–	3
Excluding specific items	41	40	87	88

The following table reconciles cash flow provided by operating activities with operating income and operating income before depreciation and amortization:

(in millions of Canadian dollars)	Q2 2013	Q2 2012	Q2 2013 YTD	Q2 2012 YTD
Cash flow provided by operating activities	15	33	37	57
Changes in non-cash working capital components	26	4	50	28
Depreciation and amortization	(44)	(48)	(88)	(94)
Income taxes paid	–	6	1	10
Net financing expense paid	34	35	49	50
Gain (loss) on acquisitions, disposals and others	2	–	(3)	1
Impairment charges and restructuring costs	–	(2)	–	(2)
Unrealized loss on financial instruments	(3)	(2)	(2)	–
Employee future benefits and others	8	3	14	8
Operating income	38	29	58	58
Depreciation and amortization	44	48	88	94
Operating income before depreciation and amortization	82	77	146	152

FINANCIAL RESULTS FOR THE 3-MONTH PERIODS ENDED JUNE 30, 2013 AND 2012
SALES
Sales increased by $38 million to $982 million in the second quarter of 2013, compared to $944 million in the same period of 2012 resulting from higher volumes and from the 3% and 1% decrease of the Canadian dollar against, respectively, the Euro and the U.S. dollar. That increase was partly offset by negative impacts of lower average selling prices and mix throughout the Corporation. Total shipments increased by 5%. Excluding the impact of closed businesses, our shipments increased as well, by 5% in the second quarter of 2013, compared to the same period of 2012.
OPERATING INCOME FROM CONTINUING OPERATIONS
The Corporation generated an operating income of $38 million in the second quarter of 2013, compared to $29 million in the same period of 2012, an increase of $9 million resulting mainly from higher volumes, lower energy costs and the positive impacts of strategic decisions to closed some units; but this was partly offset by the negative impacts of lower average selling prices and mix throughout the Corporation. The operating income margin in the second quarter of 2013, increased to 3.9%, compared to 3.1% in the same period of 2012. Excluding specific items, the operating income increased by $2 million to $39 million in the second quarter of 2013, compared to $37 million in the same period of 2012 (see “Supplemental Information on non-IFRS measures” for reconciliation of these amounts).
The main variances in sales and operating income in the second quarter of 2013, compared to the same period of 2012, are shown below:

1
Raw materials: The impacts of these estimated costs are based on production costs per unit, which are affected by yield, product mix changes and purchase and transfer prices. In addition to market pulp and recycled fibre, they include purchases of external boards and parent rolls for the converting sector, and other raw materials such as plastics and woodchips.

2
F/X CAN$: The estimated impact of the exchange rate is based only on the Corporation’s export sales less purchases that are impacted by exchange rate fluctuations, mainly the CAN$/US$ variation.
It also includes the impact of the exchange rate on the Corporation’s working capital items and cash position.

3	Other costs: Other costs include the impact of variable costs based on production costs per unit, which are affected by downtimes, efficiencies and product mix changes.

4	OIBD: Excluding specific items.

The operating income variance analysis by segment is shown in each business segment review (refer to pages 20 to 27).

FINANCIAL RESULTS FOR THE 6-MONTH PERIODS ENDED JUNE 30, 2013 AND 2012
SALES
Sales increased by $61 million to $1,896 million in the first half of 2013 compared to $1,835 million in the same period of 2012 resulting from higher volumes, the 2% and 1% decrease of the Canadian dollar against, respectively, the Euro and the U.S. dollar and the net impact of businesses acquired and closed. That increase was partly offset by the negative impacts of lower average selling prices and mix throughout the Corporation. Total shipments increased by 4%. Excluding the impact of businesses acquired and closed, our shipments increased as well, by 4%, in the first half of 2013 compared to the same period of 2012.
OPERATING INCOME FROM CONTINUING OPERATIONS
The Corporation generated an operating income of $58 million in the first half of 2013 compared to that same amount in 2012. The higher volume, the positive impacts of businesses acquired and closed and the decrease of the Canadian dollar were the factors behind the increase in operating income but all of them were completely offset by the negative impacts of lower average selling prices and mix throughout the Corporation and by other production costs such as outside sub-contracting and production inefficiencies. The operating income margin in the first half of 2013 decreased to 3.1%, compared to 3.2% in the same period of 2012. Excluding specific items, the operating income remained at $63 million in the first half of 2013 compared to the same period of 2012 (see “Supplemental Information on non-IFRS measures” for reconciliation of these amounts).
The main variances in sales and operating income in the first half of 2013 compared to the same period of 2012, are shown below:
For Notes 1 to 4, see definitions on page 14.

The operating income variance analysis by segment is shown in each business segment review (refer to pages 34 to 41).

SPECIFIC ITEMS INCLUDED IN OPERATING INCOME AND DISCONTINUED OPERATIONS
The Corporation incurred some specific items in the first half of 2013 and 2012 that adversely or positively affected its operating results. We believe that it is useful for readers to be aware of these items, as they provide a measure of performance with which to compare the Corporation’s results between periods, notwithstanding these specific items.
The reconciliation of the specific items by business group is as follows:

	For the 3-month period ended June 30,
	2013
(in millions of Canadian dollars)	Container- board	Boxboard Europe	Specialty Products	Tissue Papers	Corporate Activities	Consolidated
Operating income (loss)	21	1	9	23	(16)	38
Depreciation and amortization	14	9	7	10	4	44
Operating income (loss) before depreciation and amortization	35	10	16	33	(12)	82
Specific items:
Gain on acquisitions, disposals and others	(2)	–	–	–	–	(2)
Unrealized loss on financial instruments	–	–	–	–	3	3
	(2)	–	–	–	3	1
Operating income (loss) before depreciation and amortization - excluding specific items	33	10	16	33	(9)	83
Operating income (loss) - excluding specific items	19	1	9	23	(13)	39

	For the 3-month period ended June 30,
	2012
(in millions of Canadian dollars)	Container- board	Boxboard Europe	Specialty Products	Tissue Papers	Corporate Activities	Consolidated
Operating income (loss)	(1)	–	8	26	(4)	29
Depreciation and amortization	18	9	7	12	2	48
Operating income (loss) before depreciation and amortization	17	9	15	38	(2)	77
Specific items:
Impairment charges	1	–	–	–	–	1
Restructuring costs	4	–	–	–	–	4
Unrealized loss (gain) on financial instruments	1	2	–	1	(2)	2
	6	2	–	1	(2)	7
Operating income (loss) before depreciation and amortization - excluding specific items	23	11	15	39	(4)	84
Accelerated depreciation due to restructuring measures	1	–	–	–	–	1
Operating income (loss) — excluding specific items	6	2	8	27	(6)	37

	For the 6-month period ended June 30,
	2013
(in millions of Canadian dollars)	Container- board	Boxboard Europe	Specialty Products	Tissue Papers	Corporate Activities	Consolidated
Operating income (loss)	32	3	14	41	(32)	58
Depreciation and amortization	28	18	13	21	8	88
Operating income (loss) before depreciation and amortization	60	21	27	62	(24)	146
Specific items:
Loss (gain) on acquisitions, disposals and others	(2)	–	–	–	5	3
Unrealized loss on financial instruments	–	–	–	–	2	2
	(2)	–	–	–	7	5
Operating income (loss) before depreciation and amortization - excluding specific items	58	21	27	62	(17)	151
Operating income (loss) - excluding specific items	30	3	14	41	(25)	63

	For the 6-month period ended June 30,
	2012
(in millions of Canadian dollars)	Container- board	Boxboard Europe	Specialty Products	Tissue Papers	Corporate Activities	Consolidated
Operating income (loss)	7	4	13	47	(13)	58
Depreciation and amortization	34	18	13	24	5	94
Operating income (loss) before depreciation and amortization	41	22	26	71	(8)	152
Specific items:
Gain on acquisitions, disposals and others	(1)	–	–	–	–	(1)
Impairment charges	1	–	–	–	–	1
Restructuring costs	4	–	–	–	–	4
Unrealized loss (gain) on financial instruments	(1)	2	–	1	(2)	–
	3	2	–	1	(2)	4
Operating income (loss) before depreciation and amortization - excluding specific items	44	24	26	72	(10)	156
Accelerated depreciation due to restructuring measures	1	–	–	–	–	1
Operating income (loss) - excluding specific items	11	6	13	48	(15)	63
LOSS (GAIN) ON ACQUISITIONS, DISPOSALS AND OTHERS
In the first half of 2013 and 2012, the Corporation recorded the following gains and other charge:

(in millions of Canadian dollars)	Q2 2013	Q2 2012	Q2 2013 YTD	Q2 2012 YTD
Employment contracts	–	–	5	–
Gain on disposal of property, plant and equipment	(2)	–	(2)	(1)
	(2)	–	3	(1)

2013
In the second quarter, the Containerboard Group sold a piece of land located at its New York City containerboard plant and recorded a gain of $2 million on the disposal.
As part of the transition process related to the appointment of a new President and CEO, the Corporation entered into employment contracts with the new President and CEO and its Presidents of the Containerboard, Specialty Products and Tissue Papers business segments. The fair value of the post-employment benefit obligation related to these employment contracts was evaluated at $5 million as at March 31, and an equivalent charge has been recorded in the first quarter.

2012
In the first quarter, the Containerboard Group sold a vacant piece of land located next to the Vaudreuil corrugated containerboard plant and recorded a gain of $1 million on the disposal.
IMPAIRMENT CHARGES AND RESTRUCTURING CHARGES
In the first half of 2013 and 2012, the Corporation recorded the following impairment charges and restructuring costs:

	For the 3-month periods ended June 30,				For the 6-month periods ended June 30,
	2013		2012		2013		2012
(in millions of Canadian dollars)	IMPAIRMENT CHARGES	RESTRUCTURING COSTS	IMPAIRMENT CHARGES	RESTRUCTURING COSTS	IMPAIRMENT CHARGES	RESTRUCTURING COSTS	IMPAIRMENT CHARGES	RESTRUCTURING COSTS
Containerboard Group	–	–	1	4	–	–	1	4
2012
During the second quarter, the Containerboard Group recorded restructuring costs totalling $4 million related to the consolidation announced in Ontario. The Containerboard Group also recorded additional impairment charges of $1 million related to the closure of the Burnaby mill and the Le Gardeur plant closed in 2011.
DERIVATIVE FINANCIAL INSTRUMENTS
In the first half of 2013, the Corporation recorded an unrealized loss of $2 million ($3 million in the second quarter) on financial instruments on currency hedging as well as on commodities such as electricity, natural gas and waste paper, compared to a $2 million gain for the same period of 2012 (nil in the second quarter).
The second quarter of 2012 also included a $2 million loss resulting from a put and call agreement reached between the Corporation and Industria E Innovazione (see ‘’Significant Facts and Developments’’ section for more details on this agreement).
FOREIGN EXCHANGE LOSS (GAIN) ON LONG-TERM DEBT AND FINANCIAL INSTRUMENTS
In the first half of 2013, the Corporation recorded a loss of $7 million ($5 million loss in the second quarter) on its US$-denominated debt and related financial instruments, compared to a gain of $7 million in the same period of 2012 ($5 million gain in the second quarter). This is composed of a loss of $4 million ($2 million loss in the second quarter) on our US$-denominated long-term debt net of our net investment hedge in the U.S. and forward exchange contracts designated as hedging instruments. It also includes a $3 million loss ($3 million loss in the second quarter) on foreign exchange forward contracts not designated as hedging instruments.
DISCONTINUED OPERATIONS
In May 2011, the Corporation completed the sale of Dopaco Inc. and Dopaco Canada Inc. (collectively Dopaco), its converting business for the quick-service restaurant industry, to Reynolds Group Holdings Limited. The Corporation retained liability for certain pending litigation, namely a claim of damages in relation to the contamination of a site previously used by Dopaco. In the first quarter of 2012, the Corporation recorded a provision of $2 million (net of related income tax of $1 million) regarding this claim.
ACCELERATED DEPRECIATION DUE TO RESTRUCTURING MEASURES
On April 25, 2012, the Corporation announced, in the Containerboard Group, the closure of its North York and Peterborough units as well as the OCD plant in Mississauga. These closures resulted in accelerated depreciation of $1 million in the second quarter of 2012 due to the revaluation of the remaining useful life and residual value of some pieces of equipment.

BUSINESS SEGMENT REVIEW
See “Appendix - Information for the 6-month periods ended June 30, 2013 and 2012” for more details on comparative cumulative results.
PACKAGING PRODUCTS – CONTAINERBOARD
Our Industry
U.S. containerboard industry production
and capacity utilization rate
The U.S. containerboard industry’s production increased by 3% compared to the previous quarter and by 4% compared to the same period last year. The industry’s capacity utilization rate averaged 97% in Q2 2013.

U.S. containerboard inventories at box plants and mills
In the second quarter, inventories of containerboard decreased slightly in April after a build-up in the previous quarter in anticipation of downtimes. However, inventories came down to 3.8 weeks of supply in June. This level is comparable to levels reached historically at this time of year.

Our Performance (Q2 2012 vs Q2 2013)
The main variances in sales and operating income for the Containerboard Group are shown below:

For Notes 1 to 4, see definition on page 14.
The Corporation incurred some specific items in the second quarters of 2013 and 2012 that adversely or positively affected its operating results. Please refer to pages 16 to 19 for more details and reconciliation.

| | Q2 2012 | Q2 2013 | CHANGE IN % |
|---|---|---|---|
| **Shipments**[1] ('000 s.t.) | 297 | 324 | 9% |
| **Average Selling Price**[2] (CAN$/unit) | 1,013 | 1,032 | 2% |
| **Average Selling Price**[2] (US$/unit) | 1,012 | 1,009 | 0% |
| **Sales** ($M) | 300 | 335 | 12% |
| **Operating Income (loss)** ($M) (as reported) | (1) | 21 | 2,200% |
| **Operating Income** ($M) (excluding specific items) | 6 | 19 | 217% |
| **OIBD** ($M) (as reported) | 17 6% of sales | 35 10% of sales | 106% |
| **OIBD** ($M) (excluding specific items) | 23 8% of sales | 33 10% of sales | 43% |

1 Shipments do not take into account the elimination of business sector intercompany shipments.
2 Average selling price is a weighted average of containerboard and boxboard shipments.

Shipments increased by 9%, or 27,000 s.t. to 324,000 s.t. in the second quarter of 2013 compared to 297,000 s.t. in the same period of 2012. The mills’ external shipments went up by 19,000 s.t. mainly coming from the containerboard mills. In the converting operations, shipments were up by 2.2%, a good performance considering that the Canadian corrugated products industry recorded an increase of 0.5%.
The total average selling price went up by $19, or 2%, to $1,032 per s.t. in the second quarter of 2013 compared to $1,013 per s.t. in the same period of 2012. In US$, the total average selling price is stable. Both our primary mills and converting units benefited from the latest two containerboard selling price increases. In fact, the containerboard mills average selling price grew by $65 per s.t. while the corrugated products plants increased theirs by $46 per s.t. Still, the average selling price remained unchanged as those price increases were almost nullified by the change in the group’s products mix. Indeed, with a volume up by 16%, the primary mills increased their share of the group’s total shipments. Our containerboard and boxboard activities are expected to continue to benefit in the coming quarters from the implementation of the price increases announced recently (see “Significant Facts and Developments” section on page 8 for more details on price increases).
As a result, the Containerboard Group’s sales increased by $35 million, or 12%, to $335 million in the second quarter of 2013 compared to $300 million in the same period of 2012. The higher volume registered in the period added $35 million of sales while the negative effect of the total average selling price, as explained above, partly offset the positive impact and removed $3 million of sales.
Excluding specific items, operating income stood at $19 million in the second quarter of 2013 compared to $6 million in the same period of 2012, an increase of $13 million. Higher volume explains $11 million of this increase. In 2012, we concluded the closure of three converting plants in Ontario and finalized the closure of the Burnaby mill that ceased operations in November 2011. Those strategic decisions translated into additional operating income of $4 million. As well, the higher volume and change in the group’s product mix had a favourable impact on variable expenses which went down by $10 million. On the other hand, despite a decrease in the recycled fibre price, raw materials was a negative contributor, as the group purchased more paper externally, resulting in an additional expense of $9 million. Also, the increase in maintenance and repairs and in fixed production costs removed $3 million of operating income. Finally, impairment charges and accelerated depreciation recorded at the end of 2012 on containerboard assets resulted in a $4 million reduction in the depreciation expense of the period.

BUSINESS SEGMENT REVIEW
See “Appendix - Information for the 6-month periods ended June 30, 2013 and 2012” for more details on comparative cumulative results.
PACKAGING PRODUCTS – BOXBOARD EUROPE
Our Industry
In Europe, the FBB market was quiet during the second quarter and remained stable compared to the same period last year, decreasing 1% sequentially. With regards to the WLC market, even though shipments were lower by 2% sequentially, it experienced a better level of activity with a 4% increase in volumes year-over-year.

Our Performance (Q2 2012 vs Q2 2013)
The main variances in sales and operating income for the Boxboard Europe Group are shown below:

For Notes 1 to 4, see definition on page 14.
The Corporation incurred some specific items in the second quarters of 2013 and 2012 that adversely or positively affected its operating results. Please refer to pages 16 to 19 for more details and reconciliation.

| | Q2 2012 | Q2 2013 | CHANGE IN % |
|---|---|---|---|
| **Shipments**[1] ('000 s.t.) | 285 | 301 | 6% |
| **Average Selling Price**[2] (CAN$/unit) | 726 | 715 | -2% |
| **Average Selling Price**[2] (EURO€/unit) | 560 | 535 | -4% |
| **Sales** ($M) | 208 | 215 | 3% |
| **Operating Income** ($M) (as reported) | - | 1 | |
| **Operating Income** ($M) (excluding specific items) | 2 | 1 | -50% |
| **OIBD** ($M) (as reported) | 9 (4% of sales) | 10 (5% of sales) | 11% |
| **OIBD** ($M) (excluding specific items) | 11 (5% of sales) | 10 (5% of sales) | -9% |

Shipments increased by 16,000 s.t., or 6%, to 301,000 s.t. in the second quarter of 2013 compared to 285,000 s.t. in the same period of 2012. The increase comesfrom the European recycled boxboard activities (RdM), resulting from an increase in market share.
The total average selling price went down by $11, or 2%, to $715 per s.t. in the second quarter of 2013, compared to $726 per s.t. in the same period of 2012. The average selling price in Euros decreased due to the challenging economy and market environment in Europe, which caused an average selling price decrease of €25, or 4%, to €535 in the second quarter of 2013, compared to €560 in the same period of 2012. The recycled (RdM) and virgin boxboard activities selling prices are down by €26 and €42 respectively in the second quarter of 2013, compared to the same period of 2012. Our European activities should benefit from recently announced price increases (see “Significant Facts and Developments” section on page 8 for more details on price increases). Due to the current backlog, the major impact of the price increases should be fully realized in the second half of the year.
As a result, the Boxboard Europe Group’s sales increased by $7 million, or 3%, to reach $215 million in the second quarter of 2013 compared to $208 million in the same period of 2012. The higher volume and the 3% decrease of the Canadian dollar against the Euro accounted, respectively, for $10 million and $7 million of the increase. On the other hand, as explained above, the lower average selling price partly offset the increase for $10 million.
Excluding specific items, operating income at $1 million in the second quarter of 2013 compared to $2 million in the same period of 2012, a decrease of $1 million. As explained above, the lower average selling price accounted for $10 million of the reduction while, on the other hand, lower raw materials costs and higher volume partly offset the decrease and accounted, respectively, for $5 million and $3 million of operating income improvement.

1	Shipments do not take into account the elimination of business sector intercompany shipments.

2	Average selling price is a weighted average of virgin and recycled boxboard shipments.
BUSINESS SEGMENT REVIEW
See “Appendix - Information for the 6-month periods ended June 30, 2013 and 2012” for more details on comparative cumulative results.
PACKAGING PRODUCTS – SPECIALTY PRODUCTS
Our Industry

Fibre costs in North America
Average white grades paper prices in North America remained unchanged as a result of a quiet domestic market, leading to prices decreases in June. Likewise, brown grades prices started to decline in May but picked up in June as a result of stronger domestic demand. Weaker demand for groundwood grades during the second quarter led to prices decline.

U.S. recycled fibre exports to China (all grades)
After five months in 2013, U.S. exports of recycled paper to China decreased by 3% compared to the same period of last year. The relative softness of the Chinese economy and the “GreenFence” program explain this decrease. More specifically, exports of pulp substitutes registered a steep decline of 41%, while OCC exports decreased by 7%. The 17% increase in exports of groundwood grades counterbalanced these declines.

Our Performance (Q2 2012 vs Q2 2013)
The main variances in sales and operating income for the Specialty Products Group are shown below:

For Notes 1 to 4, see definition on page 14.
The Corporation incurred some specific items in the second quarters of 2013 and 2012 that adversely or positively affected its operating results. Please refer to pages 16 to 19 for more details and reconciliation.

| | Q2 2012 | Q2 2013 | CHANGE IN % |
|---|---|---|---|
| **Shipments**[1] ('000 s.t.) | 97 | 94 | -3% |
| **Average Selling Price**[2] (CAN$/unit) | 906 | 895 | -1% |
| **Average Selling Price**[2] (US$/unit) | 897 | 875 | -2% |
| **Sales** ($M) | 209 | 196 | -6% |
| **Operating Income** ($M) (as reported) | 8 | 9 | 13% |
| **Operating Income** ($M) (excluding specific items) | 8 | 9 | 13% |
| **OIBD** ($M) (as reported) | 15 7% of sales | 16 8% of sales | 7% |
| **OIBD** ($M) (excluding specific items) | 15 7% of sales | 16 8% of sales | 7% |

Shipments decreased by 3,000 s.t., or 3%, to 94,000 s.t. in the second quarter of 2013 compared to 97,000 s.t. in the same period of 2012. Lower shipments in our Industrial Packaging sector account for the decrease.
The total average selling price for Specialty Papers and Industrial Packaging sectors went down by $11, or 1%, to $895 per s.t. in the second quarter of 2013 compared to $906 per s.t. in the same period of 2012.
As a result, the Specialty Products Group’s sales decreased by $13 million, or 6%, to $196 million in the second quarter of 2013 compared to $209 million in the same period of 2012. The decrease was mainly driven by lower recycled fibres prices in the market which impacted our Recovery operations sales. Lower volume and a lower average selling price accounted, respectively, for $7 million and $2 million of the decrease; this was partly offset by a 1% decrease of the Canadian dollar against the U.S. dollar of $2 million.
Excluding specific items, operating income stood at $9 million in the second quarter of 2013 compared to $8 million in the same period of 2012, an increase of $1 million. Lower energy costs and favourable exchange rates each accounted for $1 million and were partly offset by a lower average selling price of $2 million.

1	Industrial Packaging and Specialty Papers shipments only. Shipments do not take into account the elimination of business sector intercompany shipments.

2	Average selling price includes manufacturing shipments of Industrial Packaging and Specialty Papers sectors only.

BUSINESS SEGMENT REVIEW
See “Appendix - Information for the 6-month periods ended June 30, 2013 and 2012” for more details on comparative cumulative results.
TISSUE PAPERS
Our Industry
During the second quarter of 2013, the cumulative manufacturing production in the U.S. tissue paper industry was 4% higher than during the same period of last year and 2% higher than in the first quarter of 2013. The average capacity utilization rate during the quarter impro ved sequentially but decreased by 1.4% compared to the same period in 2012. In June, this rate moved back to 98%, the same level as last year. Market conditions continued to improve during the second quarter for the retail segment, and particularly in the away-from-home segment. Compared to Q1 2013, shipments for these market segments increased by 2% and 14% respectively.

Our Performance (Q2 2012 vs Q2 2013)
The main variances in sales and operating income for the Tissue Papers Group are shown below:

For Notes 1 to 4, see definition on page 14.
The Corporation incurred some specific items in the second quarters of 2013 and 2012 that adversely or positively affected its operating results. Please refer to pages 16 to 19 for more details and reconciliation.

| | Q2 2012 | Q2 2013 | CHANGE IN % |
|---|---|---|---|
| **Shipments**[1] ('000 s.t.) | 146 | 150 | 3% |
| **Average Selling Price** (CAN$/unit) | 1,750 | 1,774 | 1% |
| **Average Selling Price** (US$/unit) | 1,732 | 1,733 | 0% |
| **Sales** ($M) | 255 | 264 | 4% |
| **Operating Income** ($M) (as reported) | 26 | 23 | -12% |
| **Operating Income** ($M) (excluding specific items) | 27 | 23 | -15% |
| **OIBD** ($M) (as reported) | 38 15% of sales | 33 13% of sales | -13% |
| **OIBD** ($M) (excluding specific items) | 39 15% of sales | 33 13% of sales | -15% |

Shipments increased by 4,000 s.t, or 3%, to 150,000 s.t in the second quarter of 2013 compared to 146,000 s.t in the same period of 2012. The manufacturing external shipments decreased by 2,700 s.t, or 6%, to 41,900 s.t in the period compared to 44,600 s.t in the same period of 2012. The converting shipments increased by 6,700 s.t, or 6%, to 108,100 s.t in the period compared to 101,400 s.t in the same period of 2012. The increase is mainly driven by strong growth in our U.S. business segment.
The total average selling price went up by $24, or 1%, to $1,774 per s.t. in the second quarter of 2013 compared to $1,750 per s.t. in the same period of 2012. A favourable integration rate of manufactured volume caused a portion of the increase. The jumbo rolls average selling price also increased during the period. These gains were partially offset by a lower average selling price in our converting businesses. These gains were partially offset by a lower average selling price in our converting business. Despite growth in volume, prices decrease for some product category in the U.S. and on the Canadian retail market due to more aggressive promotional activities.
As a result, the Tissue Papers Group’s sales increased by $9 million, or 4%, to $264 million in the second quarter of 2013 compared to $255 million in the same period of 2012. Higher volume and the 1% decrease of the Canadian dollar against the U.S. dollar accounted,= respectively, for $6 million and $3 million of the increase.
Excluding specific items, operating income stood at $23 million in the second quarter of 2013 compared to $27 million in the same period of 2012, a decrease of $4 million, or 15%. An increase in usage of commercial pulp, partially offset by a decrease in recycled fibres prices led to a negative raw materials impact of $2 million. Higher volumes accounted for a positive impact of $2 million but, on the other hand, higher subcontracting costs in the U.S., among other costs, led to the negative impact of $6 million.

1	Shipments do not take into account the elimination of business sector intercompany shipments.

Corporate Activities
The operating loss in the first half of 2013 includes an unrealized loss of $2 million on financial instruments ($3 million loss in the second quarter). In the first quarter, the Corporation recorded a $5 million charge due to the establishment of an unfunded supplemental executive retirement allocation in favor of the new CEO and the three presidents of its Containerboard, Specialty Products and Tissue business segments. As well, the corporate activities incurred additional expenses related to our ERP system transformation, as most of the costs associated with the implementation activities are no longer capitalized.
Other Items Analysis
DEPRECIATION AND AMORTIZATION
The depreciation and amortization expense decreased by $6 million to $88 million ($44 million in the second quarter) in the first half of 2013 compared to $94 million ($48 million in the second quarter) in the same period of 2012. The impairment charges and the accelerated amortization recorded in both the Containerboard and Tissue Papers Groups in 2012 decreased the depreciation and amortization expense, but these have been partially offset by capital investments completed during the last twelve months.

FINANCING EXPENSE AND INTEREST ON FUTURE EMPLOYEE BENEFITS
The financing expense and interest on future employee benefits remained at $57 million ($29 million in the second quarter) in the first half of 2013 compared to 2012 ($28 million in the second quarter). The Corporation amended its revolving credit facility during the second half of 2012 resulting in lower financing costs in the fourth quarter and for future periods. These were offset, however, by the capital investment made during the year and the increase of the total debt.
During the second quarter, Standard & Poor’s, a rating service agency, downgraded the long-term corporate credit rating of the Corporation to “B+’’ from “BB-’’ on slower deleveraging, with a stable outlook. This has caused an increase to the interest rate on our revolving credit facility of 37.5 basis points in the period. Accordingly, the Corporation’s interest rate on that credit facility will be higher for the future periods.
Financing expenses on future employee benefits remained at $6 million in the first half of 2013 compared to that same amount in the same period of 2012. This expense does not require any cash payment by the Corporation.

PROVISION FOR INCOME TAXES
In the first half of 2013, the Corporation recorded an income tax provision of $1 million (nil in the second quarter) for an effective negative tax rate of 25% (nil in the second quarter). There is no major event explaining the difference versus the statutory tax rate, except the fact that the tax provisions for the foreign exchange gain or loss on long-term debt and financial instruments and our share of results of associates and joint ventures are calculated at the rate of capital gain.
The effective tax rate and current income taxes are affected by the results of certain subsidiaries and joint ventures located in countries, notably the United States, France and Italy, where the income tax rate is higher than in Canada. The normal effective tax rate is expected to be in the range of 26% to 35%. In fact the weighted-average applicable tax rate is 27.5% for the second quarter of 2013.

SHARE OF RESULTS OF ASSOCIATES AND JOINT VENTURES
The share of results of associates and joint ventures is partly represented by our 34.85% interest in Boralex Inc. (“Boralex”), a Canadian public corporation that is a major electricity producer whose core business is the development and operation of power stations that generate renewable energy, with operations in the north-eastern United States, Canada and France. We are also recording our share (59.7%) of the results of the Greenpac mill which just started its new production facility. Prior to the start-up, the project incurred some costs that were not capitalized.

The proportionate results of our joint ventures were as follows for the 3-month and 6-month periods ended June 30, 2013 and 2012:

	For the 3-month periods ended June 30,		For the 6-month periods ended June 30,
(in millions of Canadian dollars)	2013	2012	2013	2012
Condensed statement of earnings
Sales, net of intercompany	22	21	44	42
Cost of sales and expenses	21	19	40	36
Depreciation and amortization	—	—	1	1
Operating income and net earnings before income tax	1	2	3	5
Income tax	1	—	2	1
Net earnings	—	2	1	4
Liquidity and Capital Resources
CASH FLOWS FROM CONTINUING OPERATING ACTIVITIES
Continuing operating activities generated $37 million in liquidity ($15 million in the second quarter) in the first half of 2013 compared to $57 million ($33 million in the second quarter) in the same period of 2012. Changes in non-cash working capital components caused a use of $50 million in liquidity in the first half of 2013 compared to $28 million in the same period of 2012. The first and second quarters of the year normally require cash for working capital purposes due to seasonal variations. During the first quarter of the year, we always notice an increase in prepaid expenses and payment of year-end volume rebates. Moreover, inventory build-up normally takes place during the first half of the year for the forthcoming summer. Recent price and volume increases combined with a higher level of our raw materials inventory also led to cash flow requirements during the six-month period. The Corporation is monitoring its working capital requirements and implementing measures to reduce its capital needs.
Cash flow from continuing operating activities, excluding the change in non-cash working capital components, stood at $87 million ($41 million in the second quarter) in the first half of 2013 compared to $85 million ($37 million in the second quarter) in the same period of 2012. This cash flow measure is significant, since it positions the Corporation to pursue its capital expenditures program and reduce its indebtedness.

INVESTING ACTIVITIES FROM CONTINUING OPERATIONS
Investment activities in the first half of 2013 required total cash resources of $90 million ($44 million in the second quarter) for capital expenditures totaling $69 million, net of disposals ($27 million in the second quarter) and other assets and investments in associates and joint ventures of $21 million ($17 million in the second quarter).

PURCHASES OF PROPERTY, PLANT AND EQUIPMENT
Capital expenditure projects paid for in the first half of 2013 amounted to $75 million ($31 million in the second quarter). New capital expenditure projects in the first half of 2013 amounted to $55 million ($29 million in the second quarter). The remaining amounts are related to the variation of purchases of property, plant and equipment included in the trade and other payables and to capital-lease acquisitions. New capital expenditure projects by sector were as follows, in $M, for the first half of 2013:

The major capital projects initiated, in progress or completed in the first half of 2013 are as follows:
CONTAINERBOARD
$3 million as part of the major investments announced in 2012 in the folding carton and microlithography operations at the Montréal plant that will increase productivity and efficiency.
$3 million as part of the major investments announced in 2012 in the consolidation of the corrugated products sector in Ontario at the Vaughan, St-Mary’s and Etobicoke plants in order to increase our production capacity, productivity and profitability.
CORPORATE
$3 million in energy efficiency projects in various plants in order to reduce our ecological footprint and to save on energy costs.
$3 million to acquire automotive assets in order to increase our transport capacity for eastern Canada and reduce external freight costs.

Other capital projects initiated, in progress or completed across the Corporation have been paid during the first half of the year but are not significant enough to be described.
PROCEEDS ON DISPOSAL OF PROPERTY, PLANT AND EQUIPMENT
In the first half of 2013, the $6 million proceeds on disposal of property, plant and equipment were as follows:
The Containerboard Group sold some property, plant and equipment assets related to the reorganization announced in 2012 in the corrugated products plants in Ontario for $2 million. It also sold a vacant piece of land in New York City, U.S.A. for $2 million and other property, plant and equipment for $1 million.
The Boxboard Europe Group, specifically RdM, sold some equipment coming from a plant that has been closed, for proceeds of $1 million.
FINANCING ACTIVITIES FROM CONTINUING OPERATIONS
In the first quarter of 2013, the Corporation repurchased US$4 million of its 7.25% unsecured senior notes for an amount of US$4 million ($4 million). In the second quarter of 2013, the Corporation repurchased US$6 million of its 6.75% unsecured senior notes for an amount of US$6 million ($6 million). No gain or loss resulted from these transactions.
The Corporation also paid in the first quarter of 2013 US$4 million ($4 million) for the settlement of derivative financial instruments related to its 7.25% unsecured senior notes. In the second quarter, the Corporation paid US$10 million ($10 million) for the settlement of derivative financial instruments related to its 6.75% unsecured senior notes.
The Corporation also redeemed 69,900 of its common shares on the open market in the first half of 2013, pursuant to a normal-course issuer bid, for an amount of $0.3 million.
In the first half of 2013, as stated in the “Significant Facts ans Developments” section, on page 9, Industria exercised its put option increasing our ownership of outstanding shares in RdM by 9.07% for an amount of €14 million ($19 million). Our share in the equity of RdM, as at June 30, 2013, stands at 57.61%. As we have fully consolidated RdM since the second quarter of 2011, the purchase of these shares is considered an acquisition of non-controlling interest and accounted for as an equity transaction.
Including the $8 million in dividends paid out in the first half of 2013, financing activities from continuing operations generated $39 million in liquidity ($27 million in the second quarter).

Consolidated Financial Position
AS AT JUNE 30, 2013, AND DECEMBER 31, 2012
The Corporation’s financial position and ratios are as follows:

(in millions of Canadian dollars, unless otherwise noted)	2013	2012
Working capital[1]	544	455
% of sales[2]	13.5%	14.4%
Bank loans and advances	83	80
Current portion of long-term debt	41	60
Long-term debt	1,558	1,415
Total debt	1,682	1,555
Equity attributable to Shareholders	1,015	978
Total equity attributable to Shareholders and debt	2,697	2,533
Ratio of total debt/total equity attributable to Shareholders and debt	62.4%	61.4%
Shareholders' equity per share (in dollars)	$10.81	$10.42

1	Working capital includes accounts receivable (excluding the short-term portion of other assets) plus inventories less trade and other payables.

2	% of sales = Average LTM working capital/LTM sales.
Liquidity available via the Corporation’s credit facilities, along with the expected cash flow generated by its operating activities, will provide sufficient funds to meet its financial obligations and to fulfill its capital expenditure program. Capital expenditure requests for 2013 were initially approved at approximately $175 million. This amount has been revised down to $150 million given the general economic conditions prevailing at this time and in accordance to the Corporation’s operating results for the first half of the year. As at June 30, 2013, the Corporation had $221 million (net of letters of credit in the amount of $28 million) available through its $750 million credit facility. During the second quarter, Standard & Poor’s, a rating service agency, downgraded the long-term corporate credit rating of the Corporation to “B+’’ from “BB-’’ on slower deleveraging, with a stable outlook.

Near-Term Outlook
Looking ahead to the remainder of the year, the level of activity in the Containerboard sector seems to be increasing as we start the third quarter and should allow us to benefit from better operating performance and a more efficient converting platform following our recent investments. In addition, the second containerboard price hike is proceeding as planned and should contribute further in the upcoming quarters. Greenpac has now produced its first paper roll and will gradually increase its production which should improve the efficiency of our converting units due to better grades of papers. Our boxboard manufacturing units in North America are not performing to our expectations and an action plan is currently being implemented to address the situation. In Europe, the performance improvement will be dependent on the success of the price increase negotiations currently underway for recycled grades. Finally, we expect our Tissue Papers Group to continue to do well. All this leads us to believe that the second half of 2013 will be better in terms of profitability. Our priority remains the improvement of our financial performance and flexibility, with the objective of reducing our debt.
Capital Stock Information
As at June 30, 2013, issued and outstanding capital stock consisted of 93,887,849 common shares (93,882,445 as at December 31, 2012), and 6,735,161 stock options were issued and outstanding (6,534,700 as at December 31, 2012). In the first half of 2013, 560,391 options were issued, 75,304 options were exercised, 119,165 options were forfeited and 165,461 options expired. As at August 7, 2013, issued and outstanding capital stock consisted of 93,887,849 common shares and 6,735,161 stock options.
New IFRS adopted in 2013 and critical accounting estimates and judgments
For all the details for this section, please refer to pages 50 and 51 of the unaudited condensed interim consolidated financial statements.

Controls and Procedures
EVALUATION OF THE EFFECTIVENESS OF DISCLOSURE CONTROLS AND PROCEDURES, AND INTERNAL CONTROL OVER FINANCIAL REPORTING
The Corporation’s President and Chief Executive Officer and the Vice-President and Chief Financial Officer have designed, or caused to be designed under their supervision, disclosure controls and procedures (DC&P) and internal controls over financial reporting (ICOFR) as defined in National Instrument 52-109 “Certification of Disclosure in Issuer’s Annual and Interim Filings” in order to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the financial statements for external purposes in accordance with IFRS.
The DC&P have been designed to provide reasonable assurance that material information relating to the Corporation is made known to the President and Chief Executive Officer and the Vice-President and Chief Financial Officer by others and that information required to be disclosed by the Corporation in its annual filings, interim filings or other reports filed or submitted by the Corporation under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation. The President and Chief Executive Officer and the Vice-President and Chief Financial Officer have concluded, based on their evaluation, that the Corporation’s DC&P were effective as at June 30, 2013, to provide reasonable assurance that material information related to the issuer is made known to them by others within the Corporation.
The President and Chief Executive Officer and the Vice-President and Chief Financial Officer have assessed the effectiveness of the ICOFR as at June 30, 2013, based on the framework established in the Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, they have concluded that the Corporation’s ICOFR was effective at that date.
During the quarter ended June 30, 2013, there were no changes to the Corporation’s ICOFR that have materially affected, or are reasonably likely to materially affect, its ICOFR.
Risk Factors
As part of its ongoing business operations, the Corporation is exposed to certain market risks, including risks ensuing from changes in selling prices for its principal products, costs of raw materials, interest rates and foreign currency exchange rates, all of which impact on the Corporation’s financial position, operating results and cash flows. The Corporation manages its exposure to these and other market risks through regular operating and financing activities, and, on a limited basis, through the use of derivative financial instruments. We use these derivative financial instruments as risk management tools, not for speculative investment purposes.
Pages 44 to 52 of our Annual Report for the year ended December 31, 2012 contain a discussion of the key areas of the Corporation’s business risks and uncertainties, and its mitigating strategies. This information on business risks and enterprise risk management remains substantially unchanged. Refer to our Annual Report for more details.

APPENDIX
INFORMATION FOR THE 6-MONTH PERIODS ENDED JUNE 30, 2013 AND 2012
BUSINESS SEGMENT REVIEW
PACKAGING PRODUCTS – CONTAINERBOARD
Our Performance (Q2 2012 YTD vs Q2 2013 YTD)
The main variances in sales and operating income for the Containerboard Group are shown below:

For Notes 1 to 4, see definition on page 14.
The Corporation incurred some specific items in the second quarters of 2013 and 2012 that adversely or positively affected its operating results. Please refer to pages 16 to 19 for more details and reconciliation.

| | Q2 2012 YTD | Q2 2013 YTD | CHANGE IN % |
|---|---|---|---|
| **Shipments**[1] ('000 s.t.) | 599 | 620 | 4% |
| **Average Selling Price**[2] (CAN$/unit) | 975 | 1,018 | 4% |
| **Average Selling Price**[2] (US$/unit) | 969 | 1,002 | 3% |
| **Sales** ($M) | 584 | 633 | 8% |
| **Operating Income** ($M) (as reported) | 7 | 32 | 357% |
| **Operating Income** ($M) (excluding specific items) | 11 | 30 | 173% |
| **OIBD** ($M) (as reported) | 41 7% of sales | 60 9% of sales | 46% |
| **OIBD** ($M) (excluding specific items) | 44 8% of sales | 58 9% of sales | 32% |

1	Shipments do not take into account the elimination of business sector intercompany shipments.

2	Average selling price is a weighted average of containerboard and boxboard shipments.

Shipments increased by 4%, or 21,000 s.t. to 620,000 s.t. in the first half of 2013 compared to 599,000 s.t. in the same period of 2012. The mills’ external shipments went up by 26,000 s.t. mainly coming from its containerboard mills. In the converting operations, shipments were up 1% as the corrugated products segment increased its volume by 2%, more than nullifying the 5% decrease recorded by the folding carton units. During the same period, the Canadian corrugated products industry experienced a volume decrease of 1%.
The total average selling price went up by $43, or 4%, to $1,018 per s.t. in the first half of 2013 compared to $975 in the same period of 2012. Both our primary mills and converting units benefited from the implementation of the two latest containerboard selling price increases. The group’s containerboard mills saw their average selling price grow by $49 per s.t. while the corrugated products plants registered an increase of $30 per s.t. albeit not sufficient to counterbalance the negative effect of the change in the products mix. Indeed, the mills increased their share of the group’s total volume following an increase of 12% in their external shipments. Lower CRB and SBS prices in the market of our boxboard mills negatively contributed to the average selling price variance. Our containerboard and boxboard activities are expected to benefit in the coming quarters from price increases announced recently (see “Significant Facts and Developments” section on page 8 for more details on price increases announced).
As a result, the Containerboard Group’s sales increased by $49 million, or 8%, to $633 million in the first half of 2013 compared to $584 million in the same period of 2012. The higher volume registered in the period added $31 million of sales and the strategic decisions to acquire and close some plants also added $7 million. On the other hand, the negative effect of the total average selling price, as explained above, removed $3 million of sales.
Excluding specific items, operating income stood at $30 million in the first half of 2013 compared to $11 million in the same period of 2012, an increase of $19 million. Higher volume explains $11 million of this increase. In 2012, we decided to close three converting plants in Ontario as well as the containerboard mill located in Burnaby. Those strategic decisions translated into additional income of $8 million. As well, the higher volume created a favourable labour variance of $3 million. On the other hand, a negative mix impact on raw materials expenses, explained by the fact that the containerboard mills had to buy paper rolls externally, lowered the integration rate; this partly offset the increase and removed $3 million from operating income. Impairment charges and accelerated depreciation recorded at the end of 2012 on containerboard assets resulted in a $6 million reduction in the depreciation expense.

APPENDIX
INFORMATION FOR THE 6-MONTH PERIODS ENDED JUNE 30, 2013 AND 2012
BUSINESS SEGMENT REVIEW
PACKAGING PRODUCTS – BOXBOARD EUROPE
Our Performance (Q2 2012 YTD vs Q2 2013 YTD)
The main variances in sales and operating income for the Boxboard Europe Group are shown below:

For Notes 1 to 4, see definition on page 14.
The Corporation incurred some specific items in the second quarters of 2013 and 2012 that adversely or positively affected its operating results. Please refer to pages 16 to 19 for more details and reconciliation.

| Metric | Q2 2012 YTD | Q2 2013 YTD | CHANGE IN % |
|---|---|---|---|
| **Shipments**[1] ('000 s.t.) | 562 | 600 | 7% |
| **Average Selling Price**[2] (CAN$/unit) | 732 | 712 | -3% |
| **Average Selling Price**[2] (EURO€/unit) | 561 | 534 | -5% |
| **Sales** ($M) | 412 | 427 | 4% |
| **Operating Income** ($M) (as reported) | 4 | 3 | -25% |
| **Operating Income** ($M) (excluding specific items) | 6 | 3 | -50% |
| **OIBD** ($M) (as reported) | 22 5% of sales | 21 5% of sales | -5% |
| **OIBD** ($M) (excluding specific items) | 24 6% of sales | 21 5% of sales | -13% |

1	Shipments do not take into account the elimination of business sector intercompany shipments.

2	Average selling price is a weighted average of virgin and recycled boxboard shipments.

Shipments increased by 38,000 s.t., or 7%, to 600,000 s.t. in the second quarter of 2013 compared to 562,000 s.t. in the same period of 2012. The increase comes from the European recycled boxboard activities (RdM), resulting from an increase in market share.
The total average selling price went down by $20, or 3%, to $712 per s.t. in the first half of 2013, compared to $732 in the same period of 2012. The average selling price in Euros decreased due to the challenging economy and market environment in Europe, which caused an average selling price decrease of €27, or 5%, to €534 in the first half of 2013, compared to €561 in the same period of 2012. The recycled (RdM) and virgin boxboard activities selling prices are down by €25 and €45 respectively in the first half of 2013, compared to the same period of 2012. Our European activities should benefit from recently announced price increases (see Significant Facts and Developments section on page 8 for more details on price increases). Due to the current order backlog, the major impact of the price increases should be fully realized in the second half of the year.
As a result, the Boxboard Europe Group’s sales increased by $15 million, or 4%, to $427 million in the first half of 2013 compared to $412 million in the same period of 2012. The higher volume and the 2% decrease of the Canadian dollar against the Euro accounted, respectively, for $28 million and $10 million of the increase. On the other hand, as explained above, the lower average selling price partly offset the increase for $22 million.
Excluding specific items, operating income stood at $3 million in the first half of 2013 compared to $6 million in the same period of 2012, a decrease of $3 million. As explained above, the lower average selling price accounted for $22 million of the reduction while, on the other hand, lower raw materials costs and higher volume partly offset the decrease and accounted, respectively, for $9 million and $6 million.

APPENDIX
INFORMATION FOR THE 6-MONTH PERIODS ENDED JUNE 30, 2013 AND 2012
BUSINESS SEGMENT REVIEW
PACKAGING PRODUCTS – SPECIALTY PRODUCTS
Our Performance (Q2 2012 YTD vs Q2 2013 YTD)
The main variances in sales and operating income for the Specialty Products Group are shown below:

For Notes 1 to 4, see definition on page 14.
The Corporation incurred some specific items in the second quarters of 2013 and 2012 that adversely or positively affected its operating results. Please refer to pages 16 to 19 for more details and reconciliation.

| | Q2 2012 YTD | Q2 2013 YTD | CHANGE IN % |
|---|---|---|---|
| **Shipments**[1] ('000 s.t.) | 195 | 188 | -4% |
| **Average Selling Price**[2] (CAN$/unit) | 918 | 910 | -1% |
| **Average Selling Price**[2] (US$/unit) | 913 | 896 | -2% |
| **Sales** ($M) | 411 | 385 | -6% |
| **Operating Income** ($M) (as reported) | 13 | 14 | 8% |
| **Operating Income** ($M) (excluding specific items) | 13 | 14 | 8% |
| **OIBD** ($M) (as reported) | 26 6% of sales | 27 7% of sales | 4% |
| **OIBD** ($M) (excluding specific items) | 26 6% of sales | 27 7% of sales | 4% |

1	Industrial Packaging and Specialty Papers shipments only. Shipments do not take into account the elimination of business sector intercompany shipments.

2	Average selling price includes manufacturing shipments of Industrial Packaging and Specialty Papers sectors only.

Shipments decreased by 7,000 s.t., or 4%, to 188,000 s.t. in the first half of 2013 compared to 195,000 s.t. in the same period of 2012. Lower shipments in the Industrial Packaging and Specialty Papers sectors explain the decrease.
The total average selling price for the Specialty Papers and Industrial Packaging sectors went down by $8, or 1%, to $910 per s.t. in the first half of 2013 compared to $918 per s.t. in the same period of 2012.
As a result, the Specialty Products Group’s sales decreased by $26 million, or 6%, to $385 million in the first half of 2013 compared to $411 million in the same period of 2012. The decrease was mainly driven by lower fibre prices in the market which impacted our Recovery operations sales. Lower volume and lower average selling price accounted, respectively, for $24 million and $4 million of the decrease. This was partly offset by a 1% decrease of the Canadian dollar against the U.S. dollar, for $3 million.
Excluding specific items, operating income stood at $14 million in the first half of 2013 compared to $13 million in the same period of 2012, an increase of $1 million. Lower raw materials costs and favourable exchange rates accounted respectively for $2 and $3 million and were partly offset by a lower average selling price, for $4 million.

APPENDIX
INFORMATION FOR THE 6-MONTH PERIODS ENDED JUNE 30, 2013 AND 2012
BUSINESS SEGMENT REVIEW
TISSUE PAPERS
Our Performance (Q2 2012 YTD vs Q2 2013 YTD)
The main variances in sales and operating income for the Tissue Papers Group are shown below:

For Notes 1 to 4, see definition on page 14.
The Corporation incurred some specific items in the second quarters of 2013 and 2012 that adversely or positively affected its operating results. Please refer to pages 16 to 19 for more details and reconciliation.

| | Q2 2012 YTD | Q2 2013 YTD | CHANGE IN % |
|---|---|---|---|
| **Shipments**[1] ('000 s.t.) | 276 | 292 | 6% |
| **Average Selling Price** (CAN$/unit) | 1,756 | 1,730 | -1% |
| **Average Selling Price** (US$/unit) | 1,746 | 1,703 | -2% |
| **Sales** ($M) | 484 | 505 | 4% |
| **Operating Income** ($M) (as reported) | 47 | 41 | -13% |
| **Operating Income** ($M) (excluding specific items) | 48 | 41 | -15% |
| **OIBD** ($M) (as reported) | 71 15% of sales | 62 12% of sales | -13% |
| **OIBD** ($M) (excluding specific items) | 72 15% of sales | 62 12% of sales | -14% |

1	Shipments do not take into account the elimination of business sector intercompany shipments.

Shipments increased by 16,000 s.t., or 6%, to 292,000 s.t. in the first half of 2013 compared to 276,000 s.t. in the same period of 2012. The manufacturing external shipments increased by 4,000 s.t., or 5%, to 85,000 s.t. in the period compared to 81,000 s.t. in the same period of 2012. The converting shipments increased by 12,000 s.t., or 6%, to 206,600 s.t. in the period compared to 194,600 s.t. in the same period of 2012. The increase is driven by strong growth in our U.S. business (11%).
The total average selling price went down by $26, or 1%, to $1,730 per s.t. in the first half of 2013 compared to $1,756 in the same period of 2012. The jumbo rolls average selling price increased during the period but, on the other hand, the average selling price of converted products has decreased largely due to an unfavourable product mix mainly related to Private Label in AFH and Consumer Products combined with additional promotion activities in the Consumer Products segment.
As a result, the Tissue Papers Group’s sales increased by $21 million, or 4%, to $505 million in the first half of 2013 compared to $484 million in the same period of 2012. Higher volume and the 1% decrease of the Canadian dollar against the U.S. dollar accounted, respectively, for $28 million and $5 million of the increase. As explained above, the effect of the total average selling price decrease in the period provided a $10 million decrease in sales.
Excluding specific items, operating income stood at $41 million in the first half of 2013 compared to $48 million in the same period of 2012, a decrease of $7 million, or 15%. An increase in the price of virgin fibre, combined with an increase in the usage of commercial pulp, led to a negative raw materials impact of $4 million. Higher volume accounted for a positive impact of $11 million but, on the other hand, higher subcontracting costs in the U.S., among other costs, accounted for a negative impact of $10 million.

CONSOLIDATED BALANCE SHEETS

(in millions of Canadian dollars) (unaudited)	NOTE	JUNE 30, 2013	DECEMBER 31, 2012
Assets
Current assets
Cash and cash equivalents		7	20
Accounts receivable		585	513
Current income tax assets		13	22
Inventories		520	497
Financial assets	6	2	15
		1,127	1,067
Long-term assets
Investments in associates and joint ventures		236	222
Property, plant and equipment		1,655	1,659
Intangible assets		201	200
Financial assets	6	22	13
Other assets		84	70
Deferred income tax assets		117	128
Goodwill and others		337	335
		3,779	3,694
Liabilities and Equity
Current liabilities
Bank loans and advances		83	80
Trade and other payables		558	551
Current income tax liabilities		2	1
Current portion of provisions for contingencies and charges		2	6
Current portion of financial liabilities and other liabilities	6	16	74
Current portion of long-term debt	5	41	60
		702	772
Long-term liabilities
Long-term debt	5	1,558	1,415
Provisions for contingencies and charges		33	33
Financial liabilities	6	57	36
Other liabilities		244	264
Deferred income tax liabilities		65	80
		2,659	2,600
Equity attributable to Shareholders
Capital stock		482	482
Contributed surplus		17	16
Retained earnings		586	567
Accumulated other comprehensive loss		(70)	(87)
		1,015	978
Non-controlling interest		105	116
Total equity		1,120	1,094
		3,779	3,694

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

CONSOLIDATED STATEMENTS OF EARNINGS (LOSS)

		For the 3-month periods ended June 30,		For the 6-month periods ended June 30,
(in millions of Canadian dollars, except per share amounts and number of shares) (unaudited)	NOTE	2013	2012	2013	2012
Sales		982	944	1,896	1,835
Cost of sales and expenses
Cost of sales (including depreciation and amortization of $44 million for the 3-month period (2012 - $48 million) and $88 million for the 6-month period (2012 - $94 million))		838	810	1,629	1,580
Selling and administrative expense		107	100	208	194
Loss (gain) on acquisitions, disposals and others		(2)	–	3	(1)
Impairment charges and restructuring costs		–	5	–	5
Foreign exchange gain		(2)	(1)	(4)	–
Loss (gain) on derivative financial instruments		3	1	2	(1)
		944	915	1,838	1,777
Operating income		38	29	58	58
Financing expense		26	25	51	51
Interest expense on employee future benefits	3	3	3	6	6
Foreign exchange loss (gain) on long-term debt and financial instruments		5	(5)	7	(7)
Share of results of associates and joint ventures		1	(2)	(2)	(4)
Profit (loss) before income taxes		3	8	(4)	12
Provision for income taxes		–	4	1	4
Net earnings (loss) from continuing operations including non-controlling interest for the period		3	4	(5)	8
Net loss from discontinued operations for the period		–	–	–	(2)
Net earnings (loss) including non-controlling interest for the period		3	4	(5)	6
Net earnings (loss) attributable to non-controlling interest		1	(1)	1	(2)
Net earnings (loss) attributable to Shareholders for the period		2	5	(6)	8
Net earnings (loss) from continuing operations per common share
Basic		$0.03	$0.05	$(0.06)	$0.10
Diluted		$0.03	$0.05	$(0.06)	$0.10
Net earnings (loss) per common share
Basic		$0.03	$0.05	$(0.06)	$0.08
Diluted		$0.03	$0.05	$(0.06)	$0.08
Weighted average basic number of common shares outstanding		93,880,199	94,119,195	93,882,914	94,308,480
Net earnings (loss) attributable to Shareholders:
Continuing operations		2	5	(6)	10
Discontinued operations		–	-	–	(2)
Net earnings (loss)		2	5	(6)	8

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

CONSOLIDATED STATEMENTS
OF COMPREHENSIVE INCOME (LOSS)

	For the 3-month periods ended June 30,		For the 6-month periods ended June 30,
(in millions of Canadian dollars) (unaudited)	2013	2012	2013	2012
Net earnings (loss) including non-controlling interest for the period	3	4	(5)	6
Other comprehensive income (loss)
Items that may be reclassified subsequently to earnings
Translation adjustments
Change in foreign currency translation of foreign subsidiaries	24	–	35	(5)
Change in foreign currency translation related to net investment hedging activities	(15)	(9)	(24)	(1)
Income taxes	2	1	3	–
Cash flow hedges
Change in fair value of foreign exchange forward contracts	(2)	(2)	(4)	3
Change in fair value of interest rate swaps	10	(7)	10	(4)
Change in fair value of commodity derivative financial instruments	(1)	3	5	1
Income taxes	(4)	3	(5)	–
Available-for-sale financial assets	–	1	–	–
	14	(10)	20	(6)
Items that are reclassified to retained earnings
Actuarial gain (loss) on post-employment benefit obligations	34	(8)	33	(18)
Income taxes	(9)	2	(9)	5
	25	(6)	24	(13)
Other comprehensive income (loss)	39	(16)	44	(19)
Comprehensive income (loss) including non-controlling interest for the period	42	(12)	39	(13)
Comprehensive income (loss) attributable to non-controlling interest for the period	4	(3)	4	(4)
Comprehensive income (loss) attributable to Shareholders for the period	38	(9)	35	(9)
Comprehensive income (loss) attributable to Shareholders:
Continuing operations	38	(9)	35	(7)
Discontinued operations	–	–	–	(2)
Comprehensive income (loss)	38	(9)	35	(9)

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

CONSOLIDATED STATEMENTS OF EQUITY

	For the 6-month period ended June 30, 2013
(in millions of Canadian dollars) (unaudited)	CAPITAL STOCK	CONTRIBUTED SURPLUS	RETAINED EARNINGS	ACCUMULATED OTHER COMPREHENSIVE LOSS	TOTAL EQUITY ATTRIBUTABLE TO SHAREHOLDERS	NON- CONTROLLING INTEREST	TOTAL EQUITY
Balance — Beginning of period	482	16	567	(87)	978	116	1,094
Comprehensive income (loss)
Net earnings (loss)	–	–	(6)	–	(6)	1	(5)
Other comprehensive income (loss)	–	–	24	17	41	3	44
	–	–	18	17	35	4	39
Dividends	–	–	(8)	–	(8)	–	(8)
Stock options	–	1	–	–	1	–	1
Acquisition of non-controlling interest	–	–	9	–	9	(15)	(6)
Balance — End of period	482	17	586	(70)	1,015	105	1,120

	For the 6-month period ended June 30, 2012
(in millions of Canadian dollars) (unaudited)	CAPITAL STOCK	CONTRIBUTED SURPLUS	RETAINED EARNINGS	ACCUMULATED OTHER COMPREHENSIVE LOSS	TOTAL EQUITY ATTRIBUTABLE TO SHAREHOLDERS	NON- CONTROLLING INTEREST	TOTAL EQUITY
Balance - Beginning of period	486	14	615	(86)	1,029	136	1,165
Comprehensive income (loss)
Net earnings (loss)	–	–	8	–	8	(2)	6
Other comprehensive income (loss)	–	–	(13)	(4)	(17)	(2)	(19)
	–	–	(5)	(4)	(9)	(4)	(13)
Dividends	–	–	(8)	–	(8)	–	(8)
Redemption of common shares	(3)	1	–	–	(2)	–	(2)
Partial disposal of subsidiary to non-controlling interest	–	–	–	–	–	3	3
Acquisition of non-controlling interest	–	–	1	–	1	(2)	(1)
Balance - End of period	483	15	603	(90)	1,011	133	1,144

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

		For the 3-month periods ended June 30,		For the 6-month periods ended June 30,
(in millions of Canadian dollars) (unaudited)	NOTE	2013	2012	2013	2012
Operating activities from continuing operations
Net earnings (loss) attributable to Shareholders for the period		2	5	(6)	8
Net loss from discontinued operations for the period		–	–	–	2
Net earnings (loss) from continuing operations		2	5	(6)	10
Adjustments for:
Financing expense and interest expense on employee future benefits		29	28	57	57
Depreciation and amortization		44	48	88	94
Loss (gain) on acquisitions, disposals and others		(2)	–	3	(1)
Impairment charges and restructuring costs		–	2	–	2
Unrealized loss on derivative financial instruments		3	2	2	–
Foreign exchange loss (gain) on long-term debt and financial instruments		5	(5)	7	(7)
Provision for income taxes		–	4	1	4
Share of results of associates and joint ventures		1	(2)	(2)	(4)
Net loss (earnings) attributable to non-controlling interest		1	(1)	1	(2)
Net financing expense paid		(34)	(35)	(49)	(50)
Income taxes paid		–	(6)	(1)	(10)
Dividends received		–	–	1	–
Employee future benefits and others		(8)	(3)	(15)	(8)
		41	37	87	85
Changes in non-cash working capital components		(26)	(4)	(50)	(28)
		15	33	37	57
Investing activities from continuing operations
Investments in associates and joint ventures		(1)	–	(1)	(19)
Purchases of property, plant and equipment		(31)	(33)	(75)	(81)
Proceeds on disposals of property, plant and equipment		4	5	6	10
Change in intangible and other assets		(16)	(23)	(20)	(27)
Cash reserved for business acquisition		–	14	–	–
Business acquisition, net of cash acquired		–	(14)	–	(14)
		(44)	(51)	(90)	(131)
Financing activities from continuing operations
Bank loans and advances		(4)	(7)	1	(1)
Change in revolving credit facilities		81	61	105	142
Purchase of senior notes	5	(6)	–	(10)	(3)
Increase in other long-term debt		4	1	13	1
Payments of other long-term debt		(15)	(15)	(29)	(38)
Settlement of derivative financial instruments	5	(10)	–	(14)	–
Redemption of common shares		–	–	–	(2)
Partial disposal of a subsidiary to non-controlling interest		–	3	–	3
Acquisition of non-controlling interest including dividends paid		(19)	(1)	(19)	(1)
Dividends paid to the Corporation's Shareholders		(4)	(4)	(8)	(8)
		27	38	39	93

Change in cash and cash equivalents during the period from continuing operations	(2)	20	(14)	19
Change in cash and cash equivalents during the period from discontinued operations	–	(2)	–	(2)
Net change in cash and cash equivalents during the period	(2)	18	(14)	17
Currency translation on cash and cash equivalents	1	–	1	–
Cash and cash equivalents - Beginning of period	8	11	20	12
Cash and cash equivalents - End of period	7	29	7	29

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.
SEGMENTED INFORMATION
The Corporation analyzes the performance of its operating segments based on their operating income before depreciation and amortization, which is not a measure of performance under International Financial Reporting Standards (“IFRS”); however, the chief operating decision-maker (“CODM”) uses this performance measure to assess the operating performance of each reportable segment. Earnings for each segment are prepared on the same basis as those of the Corporation. Intersegment operations are recorded on the same basis as sales to third parties, which are at fair market value. The accounting policies of the reportable segments are the same as the Corporation’s accounting policies described in its most recent audited consolidated financial statements for the year ended December 31, 2012.
The Corporation’s operating segments are reported in a manner consistent with the internal reporting provided to the CODM. The Chief Executive Officer has authority for resource allocation and assessment of the Corporation’s performance, and is therefore the CODM.
The Corporation’s operations are managed in four segments: Containerboard, Boxboard Europe, Specialty Products (which constitutes the Packaging Products of the Corporation) and Tissue Papers.

	SALES
	For the 3-month periods ended June 30,		For the 6-month periods ended June 30,
(in millions of Canadian dollars) (unaudited)	2013	2012	2013	2012
Packaging products
Containerboard	335	300	633	584
Boxboard Europe	215	208	427	412
Specialty Products	196	209	385	411
Intersegment sales	(17)	(19)	(31)	(37)
	729	698	1,414	1,370
Tissue Papers	264	255	505	484
Intersegment sales and others	(11)	(9)	(23)	(19)
Total	982	944	1,896	1,835

	OPERATING INCOME (LOSS) BEFORE DEPRECIATION AND AMORTIZATION
	For the 3-month periods ended June 30,		For the 6-month periods ended June 30,
(in millions of Canadian dollars) (unaudited)	2013	2012	2013	2012
Packaging products
Containerboard	35	17	60	41
Boxboard Europe	10	9	21	22
Specialty Products	16	15	27	26
	61	41	108	89
Tissue Papers	33	38	62	71
Corporate	(12)	(2)	(24)	(8)
Operating income before depreciation and amortization	82	77	146	152
Depreciation and amortization	(44)	(48)	(88)	(94)
Financing expense and interest expense on employee future benefits	(29)	(28)	(57)	(57)
Foreign exchange (loss) gain on long-term debt and financial instruments	(5)	5	(7)	7
Share of results of associates and joint ventures	(1)	2	2	4
Profit (loss) before income taxes	3	8	(4)	12

SEGMENTED INFORMATION (CONTINUED)

	PURCHASES OF PROPERTY, PLANT AND EQUIPMENT
	For the 3-month periods ended June 30,		For the 6-month periods ended June 30,
(in millions of Canadian dollars) (unaudited)	2013	2012	2013	2012
Packaging products
Containerboard	9	17	18	31
Boxboard Europe	5	5	9	10
Specialty Products	5	4	7	7
	19	26	34	48
Tissue Papers	7	4	12	12
Corporate	3	2	9	5
Total purchases	29	32	55	65
Proceeds on disposal of property, plant and equipment	(4)	(5)	(6)	(10)
Capital-lease acquisitions	(1)	–	(1)	–
	24	27	48	55
Purchases of property, plant and equipment included in trade and other payables
Beginning of period	10	10	28	25
End of period	(7)	(9)	(7)	(9)
Purchases of property, plant and equipment net of proceeds on disposals	27	28	69	71

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
For the 3-month and 6-month periods ended June 30, 2013
(tabular amounts in millions of Canadian dollars)
NOTE 1
GENERAL INFORMATION
Cascades Inc. and its subsidiaries (together “Cascades” or the “Corporation”) produce, convert and market packaging and tissue products composed mainly of recycled fibres. Cascades Inc. is incorporated and domiciled in Québec, Canada. The address of its registered office is 404 Marie-Victorin Boulevard, Kingsey Falls. Its shares are listed on the Toronto Stock Exchange.
The Board of Directors approved the unaudited condensed interim consolidated financial statements on August 7, 2013.
NOTE 2
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
These unaudited condensed interim consolidated financial statements have been prepared in accordance with IFRS as issued by the IASB applicable to the preparation of interim financial statements, including IAS 34, Interim Financial Reporting. The unaudited condensed interim consolidated financial statements should be read in conjunction with the annual financial statements for the year ended December 31, 2012, which have been prepared in accordance with Canadian generally accepted accounting principles as set forth in Part 1 of the Handbook of the Canadian Institute of Chartered Accountants, which incorporates IFRS as issued by IASB.
The same accounting policies and methods of computation are applied in these unaudited condensed interim consolidated financial statements compared with the most recent annual consolidated financial statements for the year ended December 31, 2012, except for new and revised standards, along with any consequential amendments, effective, January 1, 2013, as described in note 3. Also, taxes on income in the interim periods are accrued using the tax rate that would be applicable to expected earnings or loss for each jurisdiction.
NOTE 3
IFRS ADOPTED IN 2013
IAS 19 — EMPLOYEE BENEFITS
IAS 19 has been amended and includes significant changes to the recognition and measurement of defined benefit pension expense and termination benefits and enhances the disclosure of all employee benefits. The amended standard requires immediate recognition of actuarial gains and losses in the statement of other comprehensive income as they arise, without subsequent recycling to net income. Past service costs (which now include curtailment gains and losses) are no longer recognized over a service period but are instead recognized immediately in the period of a plan amendment. Pension benefit costs are split between: (i) the cost of benefits accrued in the current period (service costs) and benefit changes (past service costs, settlements and curtailments); and (ii) finance expense or income. The finance expense or income component is calculated based on the net defined benefit asset or liability. A number of other amendments have been made to recognition, measurement and classification including redefining short-term and other long-term benefits, guidance on the treatment of taxes related to benefit plans, guidance on the risk/cost sharing feature, and expanded disclosures. The impact of this standard on interest expense on employee future benefits for the 3-month period ended June 30, 2012, is $3 million ($2 million, or $0.03 per basic and diluted common share, after related income tax). For the 6-month period ended June 30, 2012, the impact on interest expense is $7 million ($5 million, or $0.06 per basic and diluted common share, after related income tax). Other comprehensive income increased by $2 million (net of income tax of $1 million) for the 3-month period ended June 30, 2012, and by $5 million (net of income tax of $2 million) for the 6-month period ended June 30, 2012. There is no impact on the employee benefit asset and liability and deferred income tax asset and liability.

IFRS 10 - CONSOLIDATION
IFRS 10 requires an entity to consolidate an investee when it is exposed or has rights to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Under previous IFRS, consolidation was required when an entity had the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. IFRS 10 replaces SIC-12, Consolidation - Special Purpose Entities, and parts of IAS 27, Consolidated and Separate Financial Statements. The Corporation evaluated this standard and there is no impact on the consolidated financial statements.
IFRS 11 - JOINT ARRANGEMENTS
IFRS 11 requires a venturer to classify its interest in a joint arrangement as a joint venture or joint operation. Joint ventures are accounted for using the equity method of accounting whereas for a joint operation the venturer recognizes its share of the assets, liabilities, revenue and expenses of the joint operation. Under previous IFRS, entities had the choice of proportionately consolidating or equity accounting for interests in joint ventures. IFRS 11 supersedes IAS 31, Interests in Joint Ventures, and SIC-13, Jointly Controlled Entities - Non-monetary Contributions by Venturers. The Corporation evaluated this standard and there is no impact on the consolidated financial statements.
IFRS 12 - DISCLOSURE OF INTEREST IN OTHER ENTITIES
IFRS 12 establishes disclosure requirements for interests in other entities, such as joint arrangements, associates, special purpose vehicles and off balance sheet vehicles. The standard carries forward existing disclosures and also introduces significant additional disclosure requirements that address the nature of, and risks associated with, an entity’s interests in other entities. The Corporation evaluated this standard and it resulted in no impact on the consolidated financial statements. However, more information will be required in the notes to the annual financial statements.

IFRS 13 - FAIR VALUE MEASUREMENT
IFRS 13 is a comprehensive standard for fair value measurement and disclosure requirements for use across all IFRS standards. The new standard clarifies that fair value is the price that would be received to sell an asset, or paid to transfer a liability in an orderly transaction between market participants, at the measurement date. It also establishes disclosures about fair value measurement. Under previous IFRS, guidance on measuring and disclosing fair value was dispersed among the specific standards requiring fair value measurements and in many cases did not reflect a clear measurement basis or consistent disclosures. The Corporation evaluated this standard and there is no impact on the consolidated financial statements.
IAS 1 - PRESENTATION OF FINANCIAL STATEMENTS
IAS 1 has been amended to require entities to separate items presented in the statement of other comprehensive income into two groups based on whether or not items may be recycled in the future. Entities that choose to present other comprehensive income items before tax are required to show the amount of tax related to the two groups separately. The Corporation evaluated this standard and there is no financial impact although it results in a different presentation of the consolidated statement of comprehensive income.
IFRS 7 - FINANCIAL INSTRUMENTS DISCLOSURES
IFRS 7 requires the disclosure of both gross and net information about financial instruments eligible for offset in the consolidated balance sheet and financial instruments subject to masternetting arrangements. The Corporation evaluated this standard and there is no impact on the consolidated financial statements.
NOTE 4
CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS
The preparation of unaudited condensed interim consolidated financial statements requires management to make judgments, estimates and assumptions that affect the application of accounting policies and reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates.
In preparing these unaudited condensed interim consolidated financial statements, the significant judgments made by management in applying the Corporation’s accounting policies and the key sources of information were the same as those that applied to the audited consolidated financial statements for the year ended December 31, 2012.

NOTE 5
LONG-TERM DEBT

(in millions of Canadian dollars)	MATURITY	JUNE 30, 2013	DECEMBER 31, 2012
Revolving credit facility, weighted average interest rate of 3.02% as at June 30, 2013, consists of $314 million; US$24 million and €119 million (December 31, 2012 - $299 million; US $37 million and €49 million)	2016	501	401
7.25% Unsecured senior notes of US$4 million repurchased in 2013	2013	–	4
6.75% Unsecured senior notes of US$6 million repurchased in 2013	2013	–	6
7.75% Unsecured senior notes of $200 million	2016	198	198
7.75% Unsecured senior notes of US$500 million	2017	521	493
7.875% Unsecured senior notes of US$250 million	2020	260	245
Other debts of subsidiaries		47	53
Other debts without recourse to the Corporation		86	90
		1,613	1,490
Less: Unamortized financing costs		14	15
Total long-term debt		1,599	1,475
Less:
Current portion of 7.25% Unsecured senior notes		–	4
Current portion of 6.75% Unsecured senior notes		–	6
Current portion of debts of subsidiaries		19	20
Current portion of debts without recourse to the Corporation		22	30
		41	60
		1,558	1,415

In the first quarter of 2013, the Corporation repurchased US$4 million of its 7.25% unsecured senior notes for an amount of US$4 million ($4 million). In the second quarter of 2013, the Corporation repurchased US$6 million of its 6.75% unsecured senior notes for an amount of US$6 million ($6 million). No gain or loss resulted from these transactions.
The Corporation also paid in the first quarter US$4 million ($4 million) for the settlement of derivative financial instruments related to its 7.25% unsecured senior notes. In the second quarter, the Corporation paid US$10 million ($10 million) for the settlement derivative financial instruments related to its 6.75% unsecured senior notes.
As at June 30, 2013, the long-term debt had a fair value of $1,679 million (December 31, 2012 - $1,545 million).

NOTE 6
FINANCIAL INSTRUMENTS
DETERMINING THE FAIR VALUE OF FINANCIAL INSTRUMENTS
The fair value of a financial instrument is the amount of consideration that would be agreed upon in an arm’s-length transaction between knowledgeable, willing parties who are under no compulsion to act.

(i)
The fair value of cash and cash equivalents, accounts receivable, notes receivable, bank loans and advances and trade and other payables approximate their carrying amounts due to their relatively short maturities.

(ii) The fair value of investments in shares held for trading is based on observable market data and mainly represents the Corporation’s investment in Junex Inc., which is quoted on the Toronto Stock Exchange.
(iii) The fair value of long-term debt is based on observable market data and on the calculation of discounted cash flows. Discount rates were determined based on local government bond yields adjusted for the risks specific to each of the borrowings and for the credit market liquidity conditions.
HIERARCHY OF FINANCIAL ASSETS AND LIABILITIES MEASURED AT FAIR VALUE
The following table presents information about the Corporation’s financial assets and financial liabilities measured at fair value on a recurring basis as at June 30, 2013 and indicates the fair value hierarchy of the Corporation’s valuation techniques to determine such fair value. Three levels of inputs that may be used to measure fair value:
Level 1 - Quoted prices in active markets for identical assets or liabilities.
Level 2 - Observable inputs other than quoted prices in active markets for identical assets and liabilities, quoted prices for identical or similar assets or liabilities in inactive markets, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.
Level 3 - Inputs that are generally unobservable and typically reflect management’s estimates of assumptions that market participants would use in pricing the asset or liability.

The Corporation classified the available-for-sale financial asset as Level 1, as their fair values are determined using quoted market prices.
For commodity derivative financial instruments and foreign currency forward contracts, the Corporation classifies the fair value measurement as Level 2, as they are based mainly on observable market data. The fair value of commodity derivative financial instruments is determined using expected future cash flows based on observable data and notional quantity, with the resulting value discounted using a curve that reflects the credit risk of the Corporation or the counterparty, as applicable. The fair value of foreign currency forward contracts is determined using quoted forward exchange rates at the measurement date, with the resulting value discounted back to present values using a curve that reflects the credit risk of the Corporation or the counterparty, as applicable.

	AS AT JUNE 30, 2013
(in millions of Canadian dollars)	CARRYING AMOUNT	QUOTED PRICES IN ACTIVE MARKETS FOR IDENTICAL ASSETS (LEVEL 1)	SIGNIFICANT OBSERVABLE INPUTS (LEVEL 2)	SIGNIFICANT UNOBSERVABLE INPUTS (LEVEL 3)
Financial assets
Other investments	5	–	5	–
Investments in shares held for trading	3	3	–	–
Derivative financial assets	21	–	21	–
Total	29	3	26	–
Financial liabilities
Derivative financial liabilities	72	–	72	–
Total	72	–	72	–

This report is also available on our website at: www.cascades.com
TRANSFER AGENT AND REGISTRAR
Computershare Investor Services Inc.
HEAD OFFICE
Cascades Inc.
404 Marie-Victorin Blvd.
Kingsey Falls, Québec J0A 1B0 Canada
Telephone: 1-819-363-5100 Fax: 1-819-363-5155
INVESTOR RELATIONS
For more information, please contact:
Riko Gaudreault
Director, Investor Relations
Cascades Inc.
772 Sherbrooke Street West, Montréal, Québec H3A 1G1 Canada
Telephone: 1-514-282-2697 Fax: 1-514-282-2624
www.cascades.com/investors, investisseur@cascades.com

On peut se procurer la version française
du présent rapport trimestriel en s’adressant au siège social de la Société
à l’adresse suivante :
Secrétaire corporatif
Cascades inc.
404, boul. Marie-Victorin
Kingsey Falls (Québec) J0A 1B0
Canada